



ces.

City e-Solutions Limited

ANNUAL REPORT **2009**

CONTENTS

MISSION STATEMENT

To **invest in businesses**

with **high growth potential**

so as to **increase**

shareholder value



CHAIRMAN'S STATEMENT



"As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive and reasonable valuations as compared to previous pricing levels. The Group still has significant cash reserves to capitalise on any such price dislocation that may arise in the current environment."

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2009 ("FY2009").

The Group reported a very significant improvement in net profit attributable to equity shareholders of the Company of HK$55.9 million as compared with a net loss attributable to equity shareholders of HK$139.0 million in the previous year ended 31 December 2008 ("FY2008"). The improvement was due to the pre-tax profit contribution of HK$49.6 million in FY2009 from its investment holding business segment as compared with a pre-tax loss of HK$101.2 million in FY2008. Following improved market sentiment in the securities and foreign currency markets, this segment recorded unrealised profit of HK$30.5 million as a result of the revaluation of the Group's trading securities to fair value as at 31 December 2009 as well as a net unrealised translation exchange gain of HK$15.4 million arising mainly from the Sterling Pound denominated trading security and cash deposit. The total amount of HK$45.9 million compares favourably to the total net unrealised losses of HK$103.8 million reported in the previous year.

The Group also recorded higher dividend income amounting to HK$10.3 million as compared with HK$2.0 million in the previous year. However, with the decline in interest rates globally, interest income was lower at HK$2.9 million as compared with HK$14.4 million in the previous year.

The Group's Hospitality Related Services business segment recorded lower revenue and profit for the year under review. The continuing challenging economic environment has resulted in lower revenue of HK$39.6 million for the current year, down by HK$9.8 million, from HK$49.4 million in the previous year. This is mainly due to lower revenue contributed by Richfield Hospitality, Inc. ("Richfield"), the Group's hotel management arm. The current recession in the US economy has caused most of Richfield's managed hotels to record lower revenues and operating profits compared to the previous year, which in turn resulted in lower management fees. Management had prudently operated the business throughout the year in review and kept a tight control on costs in order to offset the lower level of revenue. As at 31 December 2009, Richfield manages a portfolio of 19 hotels representing over 3,000 rooms while Sceptre provides revenue management, electronic and distribution services to over 400 properties.

During the year 2009, the Group rationalised that it would be more prudent to participate in investments where it can exercise greater management control in order to be able to respond more quickly to changes in the operating environment. Furthermore, the Group felt it would best maximise returns by exiting investments that performed below expectations and redeploying the capital to other higher-yielding investment opportunities. Accordingly, the Group disposed of the following investments:-

1. On 23 March 2009, the Group completed the sale of its 50% equity interest in MindChamps Holdings Pte Limited ("MindChamps"). In view of the losses incurred in FY2008 as a result of the reduction in consumer discretionary spending caused by the economic recession and the uncertainty of the macroeconomic environment, the Group deemed that it would be prudent to divest its interest in this education-related venture. The Group recognised a profit of HK$5.1 million as compared with a loss of HK$43.0 million in the previous year. Following the sale, the Group no longer proportionately consolidates the financial results of MindChamps and the result has been reported as discontinued operations. As per the sale and purchase agreement between the Group and the buyer, payments by the buyer will continue until March 2011 when the total consideration is expected to be fully paid off.

2. In March and April 2009, the Group completed the sale of the remaining two units of residential properties in Singapore held for resale at a total revenue of HK$12.5 million as compared with revenue of HK$9.9 million on the sale of one unit in the previous year. Accordingly, a smaller pre-tax profit of HK$0.7 million was realised for the current year as compared with a pre-tax profit of HK$3.5 million recorded in the previous year.

3. On 2 September 2009, the Group completed the sale of its 40% equity interest in Tune Hospitality Investments FZCO for a total consideration of US$4 million (about HK$31.0 million) and recorded a disposal gain of HK$0.8 million for the year under review. The delay in the development of the acquired land sites due to the economic slowdown had negatively impacted the expected returns of this investment.

Basic earnings per share for the year under review amounted to HK$14.61 cents, calculated on the weighted average number of 382,449,524 ordinary shares in issue during the year. The Group's Net Tangible Assets per share increased to HK$1.48 as at 31 December 2009, up from HK$1.32 as at 31 December 2008. The Board is not proposing a final dividend for the year under review.

PROSPECTS

Business conditions continue to remain challenging in the coming year and management will adopt a cost-conscious approach towards managing its current business.

The Group continues to hold some trading securities while its cash reserves are in a basket of currencies. From time to time, there could be continued adjustments attributable to unrealised gains or losses arising from the fair value re-adjustments of the Group's trading securities and unrealised gains or losses on revaluation of foreign currency cash deposits.

As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive and reasonable valuations as compared to previous pricing levels. The Group still has significant cash reserves to capitalise on any such price dislocation that may arise in the current environment.

I would also like to extend a warm welcome to Greg Mount, a vastly experienced hospitality executive who has been a prominent member of the hospitality industry for over 25 years. Appointed as the new President of Richfield Hospitality in November 2009, Greg will use his extensive multi-disciplinary background in operations and acquisitions to mold Richfield's strategic growth plan and significantly expand the portfolio going forward, both via acquisitions and third-party management contracts.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this past year.

KWEK LENG BENG
Chairman
23 February 2010

FINANCIAL STATISTICS SUMMARY

Consolidated Income Statement

	The Group				
	2009 HK$'000	**2008 HK$'000**	**2007 HK$'000**	**2006 HK$'000**	**2005 HK$'000**
Continuing Operations					
Turnover	**65,270**	75,539	82,561	79,010	84,518
Profit/(Loss) before taxation	**51,417**	(89,659)	17,470	74,581	7,370
Income tax	**(119)**	(6,014)	(3,547)	20,871	-
Profit/(Loss) from continuing operations	**51,298**	(95,673)	13,923	95,452	7,370
Discontinued operations					
Profit/(Loss) from discontinued operations, net of tax	**5,105**	(43,005)	2,284	-	-
Profit/(Loss) for the year	**56,403**	(138,678)	16,207	95,452	7,370
Attributable to:					
Equity shareholders of the Company	**55,865**	(138,991)	14,091	90,152	5,392
Minority interests	**538**	313	2,116	5,300	1,978
Profit/(Loss) for the year	**56,403**	(138,678)	16,207	95,452	7,370
Dividends payable to equity shareholders of the Company attributable to the year:					
Final dividend proposed after balance sheet date	-	-	11,494	22,988	11,494
Earnings/(Losses) per share					
Basic earnings/(losses) per share (HK cents)	**14.61**	(36.32)	3.68	23.53	1.41
Continuing operations					
Basic earnings/(losses) per share (HK cents)	**13.28**	(25.08)	3.08	23.53	1.41

Balance Sheets

	The Group				
	2009 HK$'000	**2008 HK$'000**	**2007 HK$'000**	**2006 HK$'000**	**2005 HK$'000**
Plant and equipment	**2,472**	7,612	7,626	6,587	4,785
Intangible assets	**103**	3,651	39,032	302	343
Interest in an associate	**-**	30,039	10,045	-	-
Deferred tax assets	**12,814**	12,940	17,906	21,083	-
Current assets	**607,699**	538,204	674,114	694,649	637,290
Total Assets	**623,088**	**592,446**	**748,723**	**722,621**	**642,418**
Current liabilities	**(21,007)**	(47,224)	(50,509)	(20,271)	(24,596)
Total Assets less Current Liabilities	**602,081**	545,222	698,214	702,350	617,822
Net Assets	**602,081**	**545,222**	**698,214**	**702,350**	**617,822**
Capital and Reserves					
Share capital	**382,450**	382,450	383,126	383,126	383,126
Reserves	**183,368**	127,044	279,428	285,794	206,655
Total Equity Attributable to Equity Shareholders of the Company	**565,818**	**509,494**	**662,554**	**668,920**	**589,781**
Minority interests	**36,263**	35,728	35,660	33,430	28,041
Total Equity	**602,081**	**545,222**	**698,214**	**702,350**	**617,822**

FINANCIAL HIGHLIGHTS



2009 HK$'000
2008 HK$'000
800
600
400
200
0
-200
65,270
75,539
51,417
(89,659)
55,865
(138,991)
565,818
509,494
623,088
592,446
*Turnover
*Profit/(Loss) before taxation
Profit/(Loss) attributable to shareholders of the Company
Total share capital and reserves
Total assets

	2009	2008
Net tangible assets per share (HK$)	$1.48	$1.32
*Earnings/(Losses) per share (HK cents)	13.28	(25.08)

*Results of continuing operations

CORPORATE INFORMATION

EXECUTIVE DIRECTORS
Kwek Leng Beng (Chairman and Managing Director)
Kwek Leng Joo
Gan Khai Choon
Lawrence Yip Wai Lam

NON-EXECUTIVE DIRECTOR
Chan Bernard Charnwut

INDEPENDENT NON-EXECUTIVE DIRECTORS
Dr. Lo Ka Shui
Lee Jackson @ Li Chik Sin
Teoh Teik Kee

AUDIT COMMITTEE
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Chan Bernard Charnwut

REMUNERATION COMMITTEE
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Gan Khai Choon

NOMINATION COMMITTEE
Dr. Lo Ka Shui
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Chan Bernard Charnwut
Gan Khai Choon

CHIEF EXECUTIVE OFFICER
Sherman Kwek Eik Tse

COMPANY SECRETARY
Kwong Seung Chi Jimmy

AUDITORS
KPMG LLP
Public Acountants and Certified
Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

PRINCIPAL BANKER
The Hongkong & Shanghai
Banking Corporation Limited

REGISTRARS
Principal Registrar
Computershare Hong Kong
Investor Services Limited

Branch Registrar
Maples and Calder,
Cayman Islands

PRINCIPAL OFFICE
2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

SINGAPORE BRANCH
36 Robinson Road
#04-01 City House
Singapore 068877

BUSINESS ADDRESS
390 Havelock Road
#02-01 King's Centre
Singapore 169662

REGISTERED OFFICE
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

LEGAL ADVISORS
Hong Kong
Iu, Lai & Li Solicitors & Notaries

Cayman Islands
Maples & Calder,
Attorneys-at-Law



PRODUCTS and SERVICES

The SWAN team offers a host of value-added services and expertise in all facets of hotel operations through its four business divisions: Richfield, Sceptre, Shield and Source.

SWAN Holdings Limited Group ("SWAN")

SWAN, a 'CES' 85%-owned subsidiary, is a multi-service company providing integrated and affordable solutions to the hospitality industry. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company. The SWAN team offers a host of value-added services and expertise in all facets of hotel operations through its four business divisions: Richfield, Sceptre, Shield and Source.

Richfield Hospitality Services (Hotel Management)

Richfield is an established independent hotel management company. For over three decades, Richfield has successfully managed and skillfully developed a wide range of hotel assets. We have managed properties of all complexities including premier resorts, full service hotels and limited service properties. As at 31 December 2009, Richfield operated 19 hotels in the US representing in excess of 3,000 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. We also operate several independent (non-brand affiliated) properties.

Every client's property benefits from our senior management's combined 145 years of experience and industry expertise. Each assignment begins by determining the needs of the owner. We review the property's prior performance, identify opportunities and assess challenges. Richfield then tailors the appropriate solution to deliver immediate visible improvements in the performance of the property.

With our resources, processes, systems, and technologies, our results consistently exceed clients' expectations. The result is increased profitability to the owner and an upgraded and enhanced experience for each guest. For the past 30 years, Richfield has revitalised over 250 properties, ranging from independent, boutique hotels to large, city center properties and virtually every industry brand. Richfield achieves superior operating results through intense focus on its strong commitment to guests, employees and owners. In managing these hotels, we fully utilise the strength of our company's resources and years of experience to increase the value of each property, making it better positioned in its market with increased profitability to the owner and an upgraded and enhanced experience for each guest.

Services offered by Richfield covers all aspects of hotel management including:

- Annual Business Planning
- Operations Improvement
- Sales & Marketing Consulting
- Revenue and Channel Management
- Management of Franchise Affiliation
- Human Resources Management
- Accounting and Budgeting

Consistent efforts to grow client relationship and maximise profitability of the hotels have culminated in the successful positioning of Richfield as a fundamental component of SWAN.

Sceptre Hospitality Resources (Reservation Distribution)

Sceptre is the hospitality industry's leading expert for online channel marketing and revenue/channel-management consulting. By increasing exposure of its client hotels throughout the various electronic channels and optimising its vast channel-marketing reach, Sceptre helps hotels to increase revenues and create greater brand awareness while improving asset value of owners and operators. By creating a customised, strategic e-distribution strategy for its partner hotels, Sceptre maximises sales production and marketing exposure through the various on-line channels and increases each hotel's presence throughout the global-distribution systems, the Internet and property direct sources. Sceptre's e-distribution power and expertise is unsurpassed, utilising state-of-the-art reservations technology and offering a strong commitment to customer service and support.

At Sceptre, we distinguish ourselves from our competitors by providing:

- **Hospitality Experts.** Our staff of professionals has an extensive industry background and can fully appreciate the needs of clients.
- **Customer Service.** We provide focused support of each client to ensure maximum production from the various channels.
- **Monthly Account Analysis.** Each month, we analyse and review the performance of individual hotels and work with the client to ensure that revenue objectives are met.
- **Affordable Pricing.** With transaction-fixed pricing, the client will enjoy low costs without compromising support.
- **Flexibility.** Our electronic distribution channel can quickly address changes, meeting the needs of the most unique and discerning client.
- **Personalised Attention.** With a ratio of 50:1 clients to Strategic Distribution Managers, our clients' unique needs are immediately met.

The current portfolio of services includes

- Distribution Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Website Booking Engine
- Private-label Voice Reservations
- Consortia RFP Submission Service

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

Shield (Risk Management)

Shield provides risk management services to hotels. Recognising the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

Source (Purchasing and Procurement)

Source delivers purchasing and procurement services to hotels with focus on delivering lower operating expenses to hotels and higher return on investments to owners. Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organised to support specific areas of need within each hotel such as Food and Beverage, Rooms Operations, Engineering and Energy, Administrative, Furnishings, Fixtures and Equipment.



FINANCIAL REVIEW

Group Performance

As reported in the Chairman's statement, the Group's performance in FY2009 showed a significant improvement in net profit attributable to the equity shareholders of the Company despite lower Group revenue. The net profit attributable to equity shareholders of the Company amounted to HK$55.9 million as compared with a net loss attributable to equity shareholders of HK$139.0 million in the previous year ended 31 December 2008. While the Group reported a lower revenue of HK$65.3 million, down by HK$10.2 million or 13.5%, as compared with HK$75.5 million in the previous year.

The Group's Hospitality Related Services business segment reported a lower revenue of HK$39.6 million for the year under review, down by HK$9.8 million, from HK$49.4 million in the previous year. The lower revenue was mainly due to the decline in the managed hotels' operating results which have in turn affected the management fees recorded by the Group's hotel management arm, Richfield, in the United States. Management has prudently operated the business throughout the year in review to mitigate against the lower level of revenue.

In addition, the Group recorded lower total dividends and interest income amounting to HK$13.2 million, down by HK$3.2 million or 19.5%, from HK$16.4 million in the previous year. While, the Group recorded higher dividend income amounting to HK$10.3 million as compared with HK$2.0 million in the previous year, interest income was negatively impacted by the decline in interest rates globally. The Group's interest income amounted to HK$2.9 million as compared with HK$14.4 million in the previous year.

On a positive note, the Property Investment business segment reported higher revenue amounting to HK$12.5 million from the sale of the remaining two units of residential properties in Singapore held for resale as compared with a revenue of HK$9.9 million on the sale of one unit in the previous year.

Accordingly, higher cost of sales was recorded due to the carrying book cost of the two units of residential properties sold which amounted to HK$11.7 million as compared with HK$6.2 million, being the carrying book cost of one residential property sold in the previous year.

The main contributing factor for the significant improvement in the Group's profit for the year under review as compared with a loss in the previous year was the net realised and unrealised gains as a result of the revaluation of the Group's trading securities to fair value as at 31 December 2009 as well as the net realised and unrealised foreign exchange gains on the non-Hong Kong dollar denominated trading securities and cash deposits.

Consequently, the Group's investment holding business segment recorded profit amounting to HK$49.6 million as compared with a loss of HK$101.2 million in the previous year. Further, the Group recorded profits on the divestment of 2 investments during the year.



On 23 March 2009, the Group completed the sale of its 50% equity interest in MindChamps and recognised a disposal profit of HK$5.1 million as compared with a loss of HK$43.0 million recorded in the previous year. Following the sale, the Group no longer proportionately consolidates the financial results of MindChamps and the result has been reported as discontinued operations. The Group would record additional gains as and when the deferred consideration amounting to about HK$13.4 million is received by March 2011.

On 2 September 2009, the Group completed the sale of its 40% equity interest in Tune for a total consideration of US$4 million (about HK$31.0 million) and recorded a disposal gain of HK$0.8 million for the year under review.

The analysis of the Group's revenue and profit and loss from operations by business segments are set out in the notes to the financial statements.

Financial Position
As at 31 December 2009, the Group's total assets stood at HK$623.1 million, increased from HK$592.4 million as at 31 December 2008. The Group's net tangible asset per share was HK$1.48 as at 31 December 2009, higher by 12.1% from HK$1.32 as at 31 December 2008.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings
For the year under review, cash generated from operations amounted to HK$4.6 million. The Group received interest income of HK$3.0 million and paid tax amounting to HK$1.4 million. Consequently, net cash generated from operating activities amounted to HK$6.2 million.

The cash inflow from investing activities amounted to HK$32.0 million was mainly due to the proceeds from disposal of an associate amounting to HK$31.0 million.

FINANCIAL REVIEW



Overall, there was an increase of HK$38.2 million in net cash generated which together with a favourable exchange translation gain of HK$12.1 million resulted in a total Group's cash and cash equivalents of HK$489.2 million as at 31 December 2009, up from HK$438.9 million as at 31 December 2008.

The Group has no borrowings for the year under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar, Sterling Pound and Singapore dollar cash deposits. It is the Group's view to maximise returns to shareholders and hence a portion of its portfolio is held in various currencies. We will closely monitor the Group's exposure to currency movement and take the appropriate action when necessary.

Directors and Employees

As at 31 December 2009, the Group had a total of 41 employees, down from 51 as at the end of the last financial year ended 31 December 2008.

The total payroll costs for the year under review excluding the Group's 50% share of MindChamps was HK$28.3 million as compared with HK$26.8 million in year 2008.

The increase in the payroll costs can be attributed mainly to an unrealised gain arising from the revaluation of the investments as at 31 December 2009 held in respect of the Group's defined contribution plan for the employees in the United States.

The payroll costs were negatively impacted by the movement in the equity price of these investments as at 31 December 2009. Therefore, excluding the impact arising from the revaluation of these investments, the Group's payroll costs were lower at HK$26.5 million, down by HK$3.6 million as compared to HK$30.1 million in the previous year.

The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality services.



CORPORATE GOVERNANCE REPORT

(A) Corporate Governance Practices

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") – "Code on Corporate Governance Practices" ("Appendix 14"). As good corporate governance, it is the intention of the Company to publish the Group's financial results quarterly.

A "Continuous Disclosure Obligation Procedures" (the "Procedures") dealing with the Company's obligations for continuous disclosure under the Listing Rules was adopted by the Company and an executive director, Mr. Lawrence Yip Wai Lam ("Mr. Yip"), had been appointed as the Designated Director to be responsible for the Procedures. In his role as Designated Director, Mr. Yip will consult with the Chairman of the Board, the Chief Executive Officer and members of the executive management team, including the Company's legal advisors, with regard to the Company's discharge of its continuous disclosure obligations.

In the opinion of the Directors, save as disclosed below, the Company has complied with Appendix 14 throughout the year under review.

Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, for the annual general meeting held on 22 April 2009, our Chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr. Gan Khai Choon to chair the meeting on his behalf.

(B) Directors' Securities Transactions

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

(C) Board of Directors

The Board currently comprises 8 Directors, of which 4 are executive Directors, 1 is a non-executive Director and 3 are independent non-executive Directors. The members of the Board are as follows:

Executive Directors
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Kwek Leng Joo
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam
Mr. Kwek Leng Peck (Resigned on 22 April 2009)
Mr. Vincent Yeo Wee Eng (Retired on 22 April 2009)

Non-executive Directors
Mr. Chan Bernard Charnwut
Mr. Wong Hong Ren (Retired on 22 April 2009)

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

(C) Board of Directors (Cont'd)

The biographical details of the Directors and Senior Management are set out in the Directors section of the Directors' Report.

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company still considers such Directors to be independent.

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees established by the Board.

A **"Schedule of Matters Reserved for Decision by Board"** (the "Schedule") has been adopted by the Company. The Board shall review the items in the Schedule on a periodic basis to ensure that they remain appropriate to the needs of the Group. The Directors, individually or as a group, are entitled to take independent professional advice, at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant it. A **"Guidelines for Seeking Independent Professional Advice"** has been adopted by the Board.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of individual Directors at Board, Audit Committee, Remuneration Committee and Nomination Committee meetings in 2009, as well as the frequency of such meetings, is set out below:

	Attendance/Number of Meetings			
Name of Directors	**Board**	**Audit Committee**	**Remuneration Committee**	**Nomination Committee**
Executive Directors				
Mr. Kwek Leng Beng	4/4			
Mr. Kwek Leng Joo	3/4			
Mr. Gan Khai Choon	4/4			
Mr. Lawrence Yip Wai Lam	4/4			
Mr. Kwek Leng Peck (resigned on 22 April 2009)	1/1			
Mr. Vincent Yeo Wee Eng (retired on 22 April 2009)	1/1		1/1	1/1
Non-executive Directors				
Mr. Chan Bernard Charnwut	3/4	3/4		0/1
Mr. Wong Hong Ren (retired on 22 April 2009)	1/1			
Independent Non-executive Directors				
Dr. Lo Ka Shui	3/4			1/1
Mr. Lee Jackson @ Li Chik Sin	3/4	4/4	1/1	1/1
Mr. Teoh Teik Kee	4/4	3/4	0/1	1/1

(D) Chairman and Chief Executive Officer

The Chairman of the Board is Mr. Kwek Leng Beng while the Chief Executive Officer ("CEO") is Mr. Sherman Kwek Eik Tse. There is a clear division of responsibilities between the Chairman and the CEO, in that the Chairman bears primary responsibility for the workings of the Board, by ensuring its effective function, while the CEO bears executive responsibility for the Company's business, including management of the Company's day-to-day operations and implementation of key policies, procedures and business strategies approved by the Board.

(E) Non-executive Directors

The non-executive Directors were all appointed for a specific term of 3 years at the 2007 Annual General Meeting. They will retire from office by rotation and are eligible to offer themselves for re-election at the forthcoming annual general meeting.

(F) Remuneration Committee ("RC")

The RC was established in May 2005 and comprises 2 independent non-executive Directors and 1 executive Director. The members of the RC are as follows:

Mr. Teoh Teik Kee	Chairman (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive) until 22 April 2009
Mr. Gan Khai Choon	Member (Executive) from 22 April 2009

The primary objective of the RC is to consider management recommendation, and determine the framework or broad policy for remuneration for the Directors and the senior key executives, including the CEO. No Director or any of his associates may be involved in any decisions as to his own remuneration.

The duties of the RC also include:

a) To review and recommend the criteria for assessing employee performance, which should reflect the Company's business objectives and targets; and

b) To consider the annual performance bonus for executive Directors, Senior Management, and the general staff, having regard to their achievements against the performance criteria and by reference to market norms, and make recommendation to the Board.

The Company's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonus and share option grants), taking into account other factors, the individual performance, the performance of the Company and industry practices.

(G) Nomination Committee ("NC")

The NC was established in August 2005 and comprises 3 independent non-executive Directors, 1 non-executive Director and 1 executive Director. The members of the NC are as follows:

Dr. Lo Ka Shui	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Mr. Chan Bernard Charnwut	Member (Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive) until 22 April 2009
Mr. Gan Khai Choon	Member (Executive) from 22 April 2009

(G) Nomination Committee ("NC") (Cont'd)

The duties of the NC include:

(a) To review and monitor the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any proposed changes;

(b) To identify individuals suitably qualified to become Board members and select, or make recommendations to the Board on the selection of, individuals nominated for directorships.

(c) To assess the independence of Directors, having regard to the requirements under the Listing Rules; and

(d) To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular, the Chairman and the CEO.

(H) Auditors' remuneration

The Group's external auditors are KPMG LLP ("KPMG"). During the year under review, the Group has engaged KPMG (including any entity that is under common control, ownership or management with KPMG or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of KPMG nationally or internationally) to provide the following services and their respective fees charged are set out as below:

Type of services	2009 HK$'000	2008 HK$'000
Audit fee for the Group	**1,030**	1,411
Taxation services	**120**	25
Others	**663**	746
Total	**1,813**	2,182

(I) Audit committee ("AC")

The Company has an AC which was established in compliance with Rule 3.21 of the Listing Rules for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The AC comprises 2 independent non-executive Directors and 1 non-executive Director of the Company. The members of the AC are as follows:

Mr Lee Jackson @ Li Chik Sin	Chairman (Independent Non-executive) until 22 April 2009 and then Member (Independent Non-executive)
Mr Teoh Teik Kee	Member (Independent Non-executive) until 22 April 2009 and then Chairman (Independent Non-executive)
Mr Chan Bernard Charnwut	Member (Non-executive)

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Company's financial reporting process and material internal controls, including financial, operational, compliance and risk management controls. Other duties within its written terms of reference include:

(I) Audit committee ("AC") (Cont'd)

(a) To review with management and, where appropriate, with the external auditors of the quarterly, half-year and annual financial statements before submission to the Board to ensure their completeness, accuracy and fairness;

(b) To review, on an annual basis, of the scope and results of the audit and the independence and objectivity of the external auditors; and

(c) To review the internal audit programme, ensure co-ordination between the internal and external auditors, and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.

In 2009, the AC held 4 meetings in February 2009, May 2009, August 2009 and November 2009. In the meeting held in February 2009, the Annual Report and Audited Financial Statements for the year ended 31 December 2008 were reviewed together with the external auditors. In the May 2009 meeting, the Unaudited Financial Results for the 3 months ended 31 March 2009 were reviewed. In the August 2009 meeting, the Interim Financial Report for the 6 months ended 30 June 2009 was reviewed. In the November 2009 meeting, the Unaudited Financial Results for the 9 months ended 30 September 2009 were reviewed. The adequacy of internal control was also discussed in these meetings. The AC concluded that there were no major issues which the AC considered that the Board should be informed after the AC meetings.

(J) Financial reporting

The Directors acknowledge that they are primarily responsible for the preparation of the financial statements which give a true and fair view and that appropriate accounting policies are selected and applied consistently.

To the best knowledge of the Directors, there is no uncertainty relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

(K) Internal control

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. During the year under review, the Board has through the AC reviewed the effectiveness of the Group's system of internal controls, including financial, operational and compliance controls and risk management functions.

Internal audit was carried out on a systematic rotational basis based on the risk assessments of the operation and controls, and reports were presented to the AC at least twice every year on significant findings on internal control system.

DIRECTORS' REPORT

for the year ended 31 December 2009

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2009.

PRINCIPAL PLACE OF BUSINESS

City e-Solutions Limited (the "Company") is a company incorporated in the Cayman Islands and domiciled in Hong Kong. Its registered office is at P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies and principal place of business at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities and other particulars of the subsidiaries are set out in note 17 to the financial statements.

The analysis of the principal activities of the operations of the Company and its subsidiaries (the "Group") during the financial year are set out in note 14 to the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2009 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 30 to 84.

TRANSFER TO RESERVES

Profit attributable to shareholders, before dividends, of HK$56,403,000 (2008: Loss of HK$138,678,000) have been transferred to reserves. Other movements in reserves are set out in the Consolidated Statement of Changes in Equity.

The Directors of the Company do not recommend any final dividend for the year ended 31 December 2009 (2008: HK Nil). No interim dividend was paid for the year ended 31 December 2009 (2008: HK Nil).

CHARITABLE DONATIONS

During the year, no charitable contributions (2008: HK Nil) were made by the Group.

PLANT AND EQUIPMENT

Movements in plant and equipment are set out in note 15 to the financial statements.

SHARE CAPITAL

The Company did not issue any shares during the financial year.

The Company has a share option scheme (the "2005 Scheme") which was adopted on 27 April 2005 ("Adoption Date") whereby the directors of the Company are authorised, at their discretion, to invite employees of the Group, including directors of any company in the Group, to take up options to subscribe for shares of the Company. The purpose of the scheme is to provide an opportunity for employees of the Group to acquire an equity participation in the Company and to encourage them to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the shares as stated in daily quotations sheet of The Stock Exchange of Hong Kong Limited ("The Stock Exchange") on the Offer Date; (ii) the average of the official closing price of the shares as stated in daily quotations sheets of The Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 20% (2008: 16%) of the Group's turnover and the largest customer, included therein accounted for approximately 6% (2008: 5%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 35% (2008: 24%) and the largest supplier included therein accounted for approximately 26% (2008: 14%).

At no time during the year have the directors or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

DIRECTORS

The Directors of the Company during the financial year were as follows:

Executive Directors
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Kwek Leng Joo
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam
Mr. Vincent Yeo Wee Eng (Retired on 22 April 2009)
Mr. Kwek Leng Peck (Resigned on 22 April 2009)

Non-executive Directors
Mr. Chan Bernard Charnwut
Mr. Wong Hong Ren (Retired on 22 April 2009)

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

DIRECTORS' REPORT

for the year ended 31 December 2009

Profile On Directors And Senior Management
Mr. Kwek Leng Beng, aged 69
Chairman and Managing Director

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989.

He is the Executive Chairman of the Hong Leong Group of Companies Singapore, and also Singapore-listed City Developments Limited. He is also Chairman and Managing Director of Singapore-listed Hong Leong Finance Limited. He is the Chairman of London-listed Millennium & Copthorne Hotels plc and Singapore-listed Hong Leong Asia Ltd.

Mr. Kwek's achievements have also captured the attention of the academic institutions. He was conferred Honorary Doctorate of Business Administration in Hospitality from Johnson & Wales University (Rhode Island, US), where students have an opportunity to pursue career education in business, hospitality, culinary arts or technology; and Honorary Doctorate from Oxford Brookes University (UK) whose citation traced how Mr. Kwek, who joined the family business in the early 1960s, had gone on to establish an international reputation for his leadership of the Hong Leong Group, as well as an active supporter of higher education in Singapore.

Mr. Kwek also serves as a Member of the INSEAD East Asia Council. France-based INSEAD is one of the world's leading and largest graduate business schools which brings together people, cultures and ideas from around the world.

Mr. Kwek is a Member of the Action Community of Entrepreneurship (ACE), which involves both the private and public sectors to create a more entrepreneurial environment in Singapore for small and medium enterprises.

Mr Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, and father of Mr. Sherman Kwek Eik Tse.

Mr. Kwek Leng Joo, aged 56
Executive Director

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is the Managing Director of Singapore-listed City Developments Limited with extensive experience in property development and investment. Within the Hong Leong Group, he holds directorships in most of the listed companies, including Singapore-listed Hong Leong Finance Limited and London-listed Millennium & Copthorne Hotels plc.

An Honorary President of the Singapore Chinese Chamber of Commerce and Industry, Mr. Kwek contributes actively to the community through many public and civic appointments.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, and uncle of Mr. Sherman Kwek Eik Tse.

Profile On Directors And Senior Management (Cont'd)

Mr. Gan Khai Choon, aged 63
Executive Director

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989. On 22 April 2009, he was appointed as a member of the Remuneration Committee and Nomination Committee of the Company. He is also Managing Director of Hong Leong International (Hong Kong) Limited. Apart from being an Executive Director of the Company, Mr. Gan also holds a number of directorships in other members of the Group. He is also a director of New York-listed China Yuchai International Limited. He is also an independent non-executive Director of Safety Godown Company Limited, a company listed on The Stock Exchange and Chairman of its Audit Committee. Mr. Gan was appointed Chairman of Singapore-listed HL Global Enterprises Limited in September 2007. He has more than 35 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei Hotel and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Messrs. Kwek Leng Beng and Kwek Leng Joo, and uncle of Mr. Sherman Kwek Eik Tse.

Mr. Lawrence Yip Wai Lam, aged 54
Executive Director

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. Apart from being an Executive Director of the Company, Mr Yip also holds a number of directorships in other members of the Group. Mr. Yip is also a director of eMpire Investments Limited. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Chan Bernard Charnwut, aged 45
Non-executive Director

Mr. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. Previously an independent non-executive director of the Company, he was re-designated as a non-executive Director of the Company with effect from 30 September 2004. In 2005, he was appointed a member of the Nomination Committee of the Company. Mr Chan is a deputy to the National People's Congress and a former member of both Hong Kong's Executive and Legislative Councils. A graduate of Pomona College in California, he is the President of Asia Insurance Co Ltd. He sits on a number of bodies, including the Chairman of the Lingnan University, the Council for Sustainable Development, the Advisory Committee on Revitalisation of Historic Buildings, the Antiquities Advisory Board, the Hong Kong Council of Social Service and the deputy chairman of the Oxfam Hong Kong. He is also the chairman of the Hong Kong-Thailand Business Council and an advisor to Bangkok Bank, Hong Kong Branch.

Mr. Chan is also an Executive Director and the President of Asia Financial Holdings Limited and an independent non-executive Director of Yau Lee Holdings Limited, Chen Hsong Holdings Limited, Kingboard Laminates Holdings Ltd., China Resources Enterprise Ltd. and a non-executive Director of New Heritage Holdings Limited, all of which are public companies listed on The Stock Exchange.

DIRECTORS' REPORT

for the year ended 31 December 2009

Profile On Directors And Senior Management (Cont'd)
*** Dr. Lo Ka Shui, aged 63**
Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. In 2005, he was appointed Chairman of the Nomination Committee of the Company. He graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in Internal Medicine and Cardiology. He has more than 30 years' experience in property and hotel development and investment both in Hong Kong and overseas. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the Non-executive Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited and some other publicly listed companies in Hong Kong. Dr. Lo is a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Hong Kong Airport Authority. Dr. Lo has been appointed as the Chairman of The Chamber of Hong Kong Listed Companies with effect from 8 May 2009.

*** Mr. Lee Jackson @ Li Chik Sin, aged 77**
Director

Mr. Lee Jackson was appointed a non-executive Director and Chairman of the Audit Committee of the Company in December 1998. In 2005, he was appointed a member of the Remuneration Committee and the Nomination Committee of the Company. On 22 April 2009, he stepped down as the Chairman of the Audit Committee of the Company and remains as a member of the Audit Committee. He also sits on the Board of Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

*** Mr. Teoh Teik Kee, aged 50**
Director

Mr. Teoh Teik Kee was appointed an independent non-executive Director and a member of the Audit Committee of the Company on 30 September 2004. In 2005, he was appointed Chairman of the Remuneration Committee and a member of the Nomination Committee of the Company. On 22 April 2009, he was appointed Chairman of the Audit Committee of the Company. Mr. Teoh is an executive director of ecoWise Holdings Limited, and an independent director of Luzhou Bio-Chem Technology Limited and Great Group Holdings Limited. All are Singapore-listed public companies.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales.

* Independent non-executive director

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

Profile On Directors And Senior Management (Cont'd)
Senior Management
Mr Sherman Kwek Eik Tse, aged 33
Chief Executive Officer

Mr. Sherman Kwek Eik Tse was appointed as the Chief Executive Officer of the Company on 1 November 2008.

In his most recent role before joining the Company, Mr. Kwek was the Chief Operating Officer of Thakral Corporation Ltd ("Thakral Corp"), listed on the Mainboard of the Stock Exchange of Singapore. At Thakral Corp, he was responsible for running the day-to-day operations and assisting the Board of Directors in setting a strategic direction for the company.

Before joining Thakral Corp, Mr. Kwek was a Director of RECAP Investments Limited, a wholly-owned subsidiary of Real Estate Capital Asia Partners, LP., a real estate private equity fund. He assisted the fund in completing deals in Korea and Thailand as well as sourcing for deals in China. Prior to that, he spent several years in New York, starting out as a financial analyst in Telligent Capital, a technology venture capital firm, before progressing on to the Investment Banking Division of Credit Suisse First Boston. Subsequently, he held a hotel management and property development role at the U.S. division of Millennium & Copthorne Hotels plc, where he assisted the regional president in overseeing 20 hotels throughout the U.S. as well as managing several condominium conversion projects.

Mr. Kwek is currently also an Executive Director of HL Global Enterprises Limited, a company listed on the Mainboard of the Stock Exchange of Singapore.

Mr. Kwek has experience in the areas of finance, mergers and acquisitions, real estate, information technology and hotel management. He graduated from Boston University with a Bachelor of Science in Business Administration, majoring in Finance and Marketing with a minor in Psychology.

Mr. Sherman Kwek Eik Tse is the son of Mr. Kwek Leng Beng, the nephew of Messrs. Kwek Leng Joo and Gan Khai Choon.

Mr. Man Mang Wo, Derek, aged 54
Chief Financial Officer

Mr. Man Mang Wo, Derek joined the Group in 1996 and was appointed Chief Financial Officer of the Company with effect from 1 April 2004. Mr. Man is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Business Administration honours degree from a UK university and a Master of Professional Accounting degree from The Hong Kong Polytechnic University. He has over 25 years of experience in the accounting and finance field.

Directors' And Chief Executive's Interests In Shares

(a) As at 31 December 2009, the interests of the Directors and Chief Executive Officer of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Kwek Leng Joo	personal	1,436,000
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Kwek Leng Joo	personal	65,461
Gan Khai Choon	personal	100,000
	family	25,000

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	25,738

Directors' And Chief Executive's Interests In Shares (Cont'd)

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Gan Khai Choon	family	247
Name of Chief Executive Officer		
Sherman Kwek Eik Tse	personal	1,174

Millennium & Copthorne Hotels plc

Name of Director	Nature of Interest	Number of Ordinary Shares of 30 pence each
Lawrence Yip Wai Lam	personal	9,622

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc ("M&C") on 4 May 2006, certain Directors were awarded Performance Share Awards of ordinary shares of 30 pence each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Lawrence Yip Wai Lam	27/03/2007	5,698	27/03/2010
	25/06/2008	15,877	25/06/2011
	30/03/2009	42,322	30/03/2012

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

(c) Save as disclosed herein, as at 31 December 2009, none of the Directors and the Chief Executive Officer of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2009, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	Number of Shares Held	Notes	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.82%
City Developments Limited	200,854,743	(1)	52.52%
Hong Leong Holdings Limited	21,356,085		5.58%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.37%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.37%
Kwek Leng Kee	230,866,817	(4)	60.37%
Arnhold and S Bleichroeder Advisors, LLC	38,022,000		9.94%
Farallon Capital Offshore Investors, Inc.	35,232,850	(5)	9.21%
Aberdeen Asset Management Asia Ltd.	23,052,000		6.03%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on behalf of accounts managed by The AAM Group	23,052,000	(6)	6.03%
Noonday G.P. (U.S.), L.L.C.	22,321,306		5.84%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.52% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.37% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5. Farallon Capital Offshore Investors, Inc is interested in these shares in its capacity as the beneficial owner.

6. Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31 December 2009.

Directors' Interests In Contracts

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies was a party, and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Arrangements To Acquire Shares

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

Controlling Shareholders' Interest

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

Connected Transactions

Provision of Property Management Services

Property Management Services are provided by the Group to Owners of Hotels, being indirect wholly-owned subsidiaries of Millennium & Copthorne Hotels plc ("M&C"). M&C is a subsidiary of City Developments Limited, a controlling shareholder of the Company. Details of the transactions were set out in the press announcement dated 8 January 2007 as renewed by the press announcement dated 6 January 2010. The cap amount for Property Management Services is HK$5.0 million for each of the three financial years ending 31 December 2009.

The total revenue generated from the provision of Property Management Services for the year ended 31 December 2009 amounted to HK$1.8 million (2008: HK$2.8 million).

The independent non-executive Directors have reviewed the Property Management Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the management agreements.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the Management Agreements;

(iii) Where there are signed agreements or written acknowledgements, the auditors have obtained, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges; and

(iv) The total revenue received by the Group in relation to the Property Management Services transactions for the relevant financial year has not exceeded HK$5.0 million.

As the above procedures do not constitute either an audit or a review made in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2009.

DIRECTORS' REPORT

for the year ended 31 December 2009

Connected Transactions (Cont'd)

Other Related Party Transactions

Other related party transactions are set out in note 26 to the financial statements, which either fall under the definition of "Continuing Connected Transactions" in Chapter 14A of the Listing Rules and are exempted under the Listing Rules or does not fall into the definition of "connected transaction" or "continuing connected transaction".

Service Contracts Of Directors

None of the Directors has a service contract with the Company or its subsidiaries.

Pre-Emptive Rights

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

Purchase, Sale Or Redemption Of The Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Sufficiency Of Public Float

Based on information that is publicly available to the Company and within the knowledge of its directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year.

Employee Retirement Benefits

Details of the Group's employee retirement benefits are shown in note 28 to the financial statements.

Confirmation Of Independence

The Company has received from each of the independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the independent non-executive directors to be independent.

Auditors

KPMG LLP retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG LLP as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

KWEK LENG BENG
Chairman

23 February 2010

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of City e-Solutions Limited (the "Company") set out on pages 30 to 84, which comprise the consolidated and Company balance sheets as at 31 December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility For The Financial Statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG LLP
Public Accountants and Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

23 February 2010

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2009

	Note	The Group	
		2009	2008
			Re-presented
		HK$'000	HK$'000
Continuing operations			
Turnover	3	**65,270**	75,539
Cost of sales		**(18,130)**	(13,623)
Gross profit		**47,140**	61,916
Other net income/(losses)	4	**49,337**	(106,976)
Administrative expenses		**(44,516)**	(43,534)
Profit/(Loss) from operations		**51,961**	(88,594)
Share of losses of an associate	18	**(544)**	(1,065)
Profit/(Loss) before taxation		**51,417**	(89,659)
Income tax	6	**(119)**	(6,014)
Profit/(Loss) from continuing operations		**51,298**	(95,673)
Discontinued operations			
Profit/(Loss) from discontinued operations, net of tax	7	**5,105**	(43,005)
Profit/(Loss) for the year	5	**56,403**	(138,678)
Attributable to:			
Equity shareholders of the Company	10	**55,865**	(138,991)
Minority interests		**538**	313
Profit/(Loss) for the year		**56,403**	(138,678)
Earnings/(Losses) per share	13	**HK cents**	**HK cents**
Basic earnings/(losses) per share		**14.61**	(36.32)
Continuing operations			
Basic earnings/(losses) per share	13	**13.28**	(25.08)

The notes on pages 36 to 84 form part of these financial statements.

BALANCE SHEETS

as at 31 December 2009

	Note	The Group 2009 HK$'000	The Group 2008 HK$'000	The Company 2009 HK$'000	The Company 2008 HK$'000
Non-current assets					
Plant and equipment	15	**2,472**	7,612	**1,853**	3,251
Intangible assets	16	**103**	3,651	**–**	–
Interests in subsidiaries	17	**–**	–	**220,859**	220,859
Interest in an associate	18	**–**	30,039	**–**	–
Deferred tax assets	19	**12,814**	12,940	**–**	–
Total non-current assets		**15,389**	54,242	**222,712**	224,110
Current assets					
Properties held for resale		**–**	11,609	**–**	–
Trading securities	20	**95,340**	59,856	**89,140**	53,956
Trade and other receivables	21	**22,745**	27,622	**10,922**	46,029
Current tax recoverable	6c	**395**	163	**–**	–
Cash and cash equivalents	22	**489,219**	438,954	**263,017**	216,276
		607,699	538,204	**363,079**	316,261
Current liabilities					
Trade and other payables	23	**(20,127)**	(44,785)	**(10,941)**	(8,077)
Provision for taxation	6c	**(880)**	(2,439)	**(818)**	(1,584)
		(21,007)	(47,224)	**(11,759)**	(9,661)
Net current assets		**586,692**	490,980	**351,320**	306,600
Total assets less current liabilities		**602,081**	545,222	**574,032**	530,710
NET ASSETS		**602,081**	545,222	**574,032**	**530,710**
CAPITAL AND RESERVES	24				
Share capital		**382,450**	382,450	**382,450**	382,450
Reserves		**183,368**	127,044	**191,582**	148,260
Total equity attributable to equity shareholders of the Company		**565,818**	509,494	**574,032**	530,710
Minority interests		**36,263**	35,728	**–**	–
TOTAL EQUITY		**602,081**	545,222	**574,032**	**530,710**

Approved and authorised for issue by the Board of Directors on 23 February 2010.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 36 to 84 form part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2009

	Note	The Group 2009 HK$'000	2008 HK$'000
Profit/(Loss) for the year		**56,403**	(138,678)
Other comprehensive income for the year (after taxation and reclassification adjustments):	11		
Exchange differences on translation of:			
- financial statements of foreign operations		**(155)**	(1,951)
- monetary items forming part of net investment in a foreign operation		**(11)**	(173)
Exchange differences realised on disposal of discontinued operations	7	**(273)**	–
Exchange differences realised on disposal of an associate	18	**895**	–
		456	(2,124)
Total comprehensive income for the year		**56,859**	(140,802)
Attributable to:			
Equity shareholders of the Company		**56,324**	(140,870)
Minority interests		**535**	68
Total comprehensive income for the year		**56,859**	(140,802)

The notes on pages 36 to 84 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2009

	Note	Attributable to equity shareholders of the Company						
		Share Capital HK$'000	Capital Redemption Reserve HK$'000	Exchange Reserve HK$'000	Revenue Reserves HK$'000	Total HK$'000	Minority Interests HK$'000	Total Equity HK$'000
Balance at 1 January 2008		383,126	-	2,493	276,935	662,554	35,660	698,214
Changes in equity for 2008:								
Dividends approved in respect of the previous year	12	-	-	-	(11,494)	(11,494)	-	(11,494)
Purchase of own shares:								
- par value paid		(676)	-	-	-	(676)	-	(676)
- premium paid		-	-	-	(20)	(20)	-	(20)
- transfer between reserves		-	676	-	(676)	-	-	-
Total comprehensive income for the year		-	-	(1,879)	(138,991)	(140,870)	68	(140,802)
Balance at 31 December 2008 and 1 January 2009		382,450	676	614	125,754	509,494	35,728	545,222
Changes in equity for 2009:								
Total comprehensive income for the year		-	-	459	55,865	56,324	535	56,859
Balance at 31 December 2009		382,450	676	1,073	181,619	565,818	36,263	602,081

The notes on pages 36 to 84 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2009

	Note	The Group	
		2009	**2008**
		HK$'000	**HK$'000**
Operating activities			
Profit/(Loss) for the year		**56,403**	(138,678)
Income tax	6	**119**	7,510
Profit/(Loss) before income tax		**56,522**	(131,168)
Adjustments for:			
Amortisation of intangible assets	5	**253**	62
Depreciation of plant and equipment	5	**2,023**	3,433
Dividend income	3	**(10,286)**	(2,047)
Gain on disposal of discontinued operations	7	**(5,663)**	–
Gain on disposal of plant and equipment	4	**(216)**	–
Gain on disposal of an associate	18	**(819)**	–
Share of losses of an associate	18	**544**	1,065
Impairment losses on:			
- trade receivables	5	**364**	222
- intangible assets	5	**–**	37,302
- plant and equipment	5	**–**	902
Interest income		**(2,889)**	(14,387)
Net foreign exchange (gains)/losses		**(15,430)**	59,314
Net realised and unrealised (gains)/losses on trading securities	4	**(32,376)**	47,589
		(64,495)	133,455
Operating (loss)/profit before changes in working capital		**(7,973)**	2,287
Changes in working capital			
Properties held for resale		**11,546**	5,971
Trade and other receivables		**9,096**	693
Trade and other payables		**(8,080)**	(6,349)
Cash generated from operations		**4,589**	2,602
Interest received		**3,009**	14,559
Dividend received		**–**	339
Dividends paid to shareholders		–	(11,494)
Tax paid – overseas tax		**(1,410)**	(21)
Net cash generated from operating activities		**6,188**	5,985

The notes on pages 36 to 84 form part of these financial statements.

	Note	The Group 2009 HK$'000	2008 HK$'000
Investing activities			
Disposal of discontinued operations, net of cash disposed of	7	**582**	–
Loan to and investment in an associate		–	(21,793)
Payment for development costs		**(158)**	(1,698)
Payment for purchase of plant and equipment		**(181)**	(4,395)
Payment for purchase of trading securities		–	(1,603)
Proceeds from disposal of plant and equipment		**701**	–
Proceeds from disposal of an associate	18	**30,991**	–
Proceeds from sale of trading securities		**79**	90
Net cash generated from/(used in) investing activities		**32,014**	(29,399)
Financing activity			
Payment for repurchase of shares		–	(696)
Net cash used in financing activity		–	(696)
Net increase/(decrease) in cash and cash equivalents		**38,202**	(24,110)
Cash and cash equivalents at 1 January	22	**438,954**	513,833
Effect of foreign exchange rate changes		**12,063**	(50,769)
Cash and cash equivalents at 31 December	22	**489,219**	438,954

Significant non-cash transaction

During the financial year, the Group received scrip dividends of HK$836,000 (2008: HK$1,708,000) from one of its investments in equity securities.

The notes on pages 36 to 84 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2009

These notes form an integral part of the financial statements.

1. Significant Accounting Policies

(a) *Statement of Compliance*

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 2 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) *Basis of Preparation of the Financial Statements*

The consolidated financial statements for the year ended 31 December 2009 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in a jointly controlled entity and the Group's interest in an associate.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading securities (see note (f)); and
- derivative financial instruments (see note (g)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainties are discussed in note 31.

1. Significant Accounting Policies (Cont'd)

(c) Subsidiaries and Minority Interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note (k)).

(d) Associate

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associate for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate is eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investment in an associate is stated at cost less impairment losses (see note (k)).

1. Significant Accounting Policies (Cont'd)

(e) Jointly Controlled Entity

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement established that the Group or one or more of the other parties share joint control over the economic activity of the entity.

The Group recognises its interest in jointly controlled entity using proportionate consolidation. The Group combines its share of each of the assets, liabilities, income and expenses of the jointly controlled entity with similar items on a line by line basis. Consistent accounting policies are applied for like transactions and events in similar circumstances.

An investment in a jointly controlled entity is proportionately consolidated into the consolidated financial statements from the date that joint control commences until the date on which the Group ceases to have joint control over the jointly controlled entity. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated to the extent of the Group's interest in the jointly controlled entity in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

(f) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries, associate and jointly controlled entity are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note (s)(vi) and (vii).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note (k)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(h) Plant and Equipment

Plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note (k)).

Gains or losses arising from the retirement or disposal of an item of plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

1. Significant Accounting Policies (Cont'd)

(h) Plant and Equipment (Cont'd)

Depreciation is calculated to write off the cost of items of plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	-	6% to 33.33%
Motor vehicles	-	20%

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Intangible Assets

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note (k)).

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Expenditure on development activities is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes direct labour. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note (k)). Other development expenditure is recognised as an expense in the period in which it is incurred.

Amortisation of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets' estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

- Capitalised development costs 2 years
- Trademarks 15 years

Both the period and method of amortisation are reviewed annually.

Trademarks are not amortised while their useful lives are assessed to be indefinite. Any conclusion that the useful life is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortisation of intangible assets with finite lives as set out above.

(j) Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

1. Significant Accounting Policies (Cont'd)

(j) Leased Assets (Cont'd)

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(k) Impairment of Assets

(i) Impairment of receivables

Current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, any impairment loss is determined and recognised as follows:

For investment in associate recognised using the equity method (see note (d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note (k)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note (k)(ii).

For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

1. Significant Accounting Policies (Cont'd)

(k) Impairment of Assets (Cont'd)

(i) Impairment of receivables (Cont'd)

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade receivables included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in allowances account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired, an impairment loss previously recognised no longer exists or may have decreased:

- plant and equipment;
- intangible assets; and
- investments in subsidiaries, associate and jointly controlled entity.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the others assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversal of impairment losses

  In respect of assets, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

1. Significant Accounting Policies (Cont'd)

(k) Impairment of Assets (Cont'd)

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange, the Group is required to prepare an interim financial report in compliance with HKAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes (k)(i) and (ii)).

(l) Properties Held for Resale

Properties held for resale are those properties which are held with the intention of sale in the ordinary course of business. They are stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less costs to be incurred for selling the property.

The cost of properties held for resale comprises acquisition costs and other related expenditure.

(m) Trade and Other Receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note (k)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see note (k)).

(n) Trade and Other Payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(p) Employee Benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

1. Significant Accounting Policies (Cont'd)

(q) *Liability for Unpaid Insurance Claims*

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

(r) *Income Tax*

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to a business combination, or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

1. Significant Accounting Policies (Cont'd)

(r) Income Tax (Cont'd)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
    - the same taxable entity; or
    - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(s) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable.

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit or loss as follows:

(i) Hotel management revenue

Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) Insurance and risk management revenue

Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

For risk management services where the Company acts as an agent and does not assume any underwriting risk, revenue is recorded as the net amount earned as fees rather than the gross amount of insurance premiums and related costs.

(iii) Course fees

Tuition fees, course fees and related instruction costs are recognised over the period of instruction on a straight-line basis.

(iv) Childcare and educational related fees

Childcare and educational related fees are recognised on a straight-line basis over the period in which such services are rendered.

1. Significant Accounting Policies (Cont'd)

(s) Revenue Recognition (Cont'd)

(v) Franchise income

Upfront franchise fee is recognised when performance of all the initial services and other obligations required of the franchisor has been substantially completed.

(vi) Dividends

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vii) Interest income

Interest income is recognised as it accrues using the effective interest method.

(viii) Sale of properties

Revenue arising from sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits and instalments received.

(t) Translation of Foreign Currencies

(i) Foreign currency transactions

Foreign currency transactions during the year are translated at the foreign exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

(ii) Translation of foreign currencies

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in exchange reserve. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.

1. Significant Accounting Policies (Cont'd)

(t) Translation of Foreign Currencies (Cont'd)

(iii) Net investment in a foreign operation

Exchange differences arising from monetary items that in substance form part of the Company's net investment in a foreign operation are recognised in the Company's income statement. Such exchange differences are reclassified to equity in the consolidated financial statements. When the foreign operation is disposed of, the cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss arising on disposal.

(u) Discontinued Operations

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs if the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the income statement, which comprises:

- the post-tax profit or loss of the discontinued operation; and
- the post-tax gain or loss realised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

(v) Related Parties

For the purpose of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

1. Significant Accounting Policies (Cont'd)

(w) Segment Reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

2. Changes In Accounting Polices

The HKICPA has issued one new HKFRS, a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group's financial statements:

- HKFRS 8, *Operating segments*
- HKAS 1 (revised 2007), *Presentation of financial statements*
- Improvements to HKFRSs (2008)
- Amendments to HKFRS 7, *Financial instruments: Disclosures - improving disclosures about financial instruments*
- Amendments to HKAS 27, *Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate*
- HKAS 23 (revised 2007), *Borrowing costs*

The amendments to HKAS 23 and HKAS 27 have no material impact on the Group's financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to HKFRS 7 do not contain any additional disclosure requirement specifically applicable to the final results announcement. The impact of the remainder of these developments on the final results announcement is as follows:

HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management. Corresponding amounts have been provided on a basis consistent with the revised segment information.

As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

2. Changes In Accounting Polices (Cont'd)

As a result of the adoption of the amendments to HKFRS 7, the financial statements include expanded disclosures in note 25(f) about the fair value measurement of the Group's financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group has taken advantage of the transitional provisions set out in the amendments to HKFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

The amendments to HKAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009, all dividends receivable from subsidiaries, associates and jointly controlled entities, whether out of pre- or post-acquisition profits, will be recognised in profit or loss and the carrying amount of the investment in the investeee will not be reduced unless the carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Group would recognise an impairment loss. In accordance with the transitional provisions in the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

3. Turnover

The principal activities of the Group comprise those of investment holding and the provision of consultancy services. Turnover of the Group comprises revenue from hospitality related services, provision of education and learning related services, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	The Group	
	2009	**2008**
	HK$'000	**HK$'000**
Continuing operations		
Investment holding	**10,286**	2,047
Hospitality related services	**39,553**	49,364
Property investment	**12,547**	9,851
	62,386	61,262
Interest income	**2,884**	14,277
	65,270	75,539
Discontinued operations		
Education related services	**7,842**	46,940
	73,112	122,479

Included in turnover (continuing operations) above is:

	The Group	
	2009	**2008**
	HK$'000	**HK$'000**
Dividend income:		
- listed securities	**836**	2,047
- unlisted securities	**9,450**	–
	10,286	2,047
Interest income:		
- cash deposits	**2,884**	14,277

Further details regarding the Group's principal activities are disclosed in note 17 to these financial statements.

4. Other Net Income/(Losses)

	The Group	
	2009	**2008**
	HK$'000	**HK$'000**
Net realised and unrealised gains/(losses) on trading securities	**32,376**	(47,589)
Net realised and unrealised foreign exchange gains/(losses)	**15,452**	(58,959)
Gain on disposal of an associate	**819**	–
Gain on disposal of plant and equipment	**216**	–
Others	**474**	(428)
	49,337	(106,976)

5. Profit/(Loss) for The Year

Profit/(Loss) for the year is arrived at after charging/(crediting):

	The Group	
	2009	**2008**
	HK$'000	**HK$'000**
Staff costs		
Contributions to defined contribution retirement plan	**365**	2,164
Salaries, wages and other benefits	**32,060**	46,694
	32,425	48,858
Other items		
Amortisation of intangible assets	**253**	62
Auditors' remuneration		
- audit services	**1,030**	1,411
- tax services	**120**	25
- other services	**663**	746
Depreciation of plant and equipment	**2,023**	3,433
Gain on disposal of discontinued operations	**(5,663)**	–
Gain on disposal of an associate	**(819)**	–
Gain on disposal of plant and equipment	**(216)**	–
Impairment losses on		
- trade receivables	**364**	222
- plant and equipment	**–**	902
- intangible assets	–	37,302
Operating lease charges	**2,708**	7,077

6. Income Tax

(a) *Taxation in the consolidated income statement represents:*

	The Group	
	2009	**2008**
	HK$'000	**HK$'000**
Current tax - Overseas		
Provision for the year	**173**	741
(Over)/Under-provision in respect of prior years	**(179)**	1,506
	(6)	2,247
Deferred tax		
- Origination and reversal of temporary differences	**(1,089)**	47
- Utilisation of deferred tax assets previously recognised	**1,214**	2,895
- Reduction in tax rate	**–**	825
	125	3,767
Income tax expense from continuing operations	**119**	6,014
Income tax expense from discontinued operations	**–**	1,496
	119	7,510

The provision for Hong Kong Profits Tax for 2009 is calculated at the rate of 16.5% (2008: 16.5%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries has been provided on estimated assessable profits at the rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands. The tax concession was renewed for a further period of twenty years from 2 June 2009.

(b) *Reconciliation between tax expense and accounting profit/(loss) at applicable tax rates:*

	2009	**2008**
	HK$'000	**HK$'000**
Profit/(Loss) for the year	**56,403**	(138,678)
Income tax	**119**	7,510
Profit/(Loss) before income tax	**56,522**	(131,168)
Income tax using Hong Kong tax rates	**9,326**	(21,643)
Tax effect of non-taxable income	**(11,177)**	(2,627)
Tax effect of non-deductible expenses	**1,511**	23,476
Effect of tax rates in foreign jurisdictions	**766**	2,568
Effect of reduction in tax rate	**–**	825
Current year's deferred tax assets not recognised	**8**	2,308
Reversal of deferred tax assets	–	1,097
Tax incentives	**(136)**	–
(Over)/Under-provision in respect of prior years	**(179)**	1,506
Actual tax expense	**119**	7,510

6. Income Tax (Cont'd)

(c) Current taxation in the balance sheet represents:

	The Group		The Company	
	2009	2008	**2009**	2008
	HK$'000	HK$'000	**HK$'000**	HK$'000
Provisional Overseas Tax paid	**395**	155	**–**	–
Balance of provision relating to prior years				
- Overseas Tax	**–**	8	**–**	–
Current tax recoverable	**395**	163	**–**	–
Provision for the year				
- Overseas Tax	**(71)**	(925)	**(9)**	(70)
Balance of provision relating to prior years				
- Overseas Tax	**(809)**	(1,514)	**(809)**	(1,514)
	(880)	(2,439)	**(818)**	(1,584)

7. Discontinued Operations

On 13 March 2009, the Group entered into an agreement to dispose of its 50% shareholding interest in MindChamps Holdings Pte. Limited ("MindChamps"), a jointly controlled entity for a total consideration of S$3.5 million (about HK$19.0 million). The disposal was completed on 23 March 2009. Accordingly, the Group no longer proportionately consolidates the financial results of MindChamps from that date. The comparative income statement has been re-presented to show the results of the discontinued operations separately from those of the continuing operations.

The total consideration of S$3.5 million (about HK$19.0 million) shall be settled by cash in the following manner:

(a) S$0.75 million (HK$3.84 million) paid on 23 March 2009;
(b) S$0.25 million (HK$1.33 million) by 5 equal monthly instalments of S$0.05 million (HK$0.27 million) each payable on or before the 4th business day of each month, with the first instalment paid in May 2009; and
(c) The remaining S$2.5 million (about HK$13.8 million) in March 2011.

Pursuant to the agreement dated 13 March 2009, the Group had received a total of S$1.0 million (HK$5.17 million) during the year 2009.

Following a settlement arrangement in December 2009, the remaining balance of S$2.5 million (about HK$13.8 million), was received/will be received by the Group in the following manner:

(a) US$0.05 million (about HK$0.39 million) was received in December 2009;
(b) US$1.05 million (about HK$8.14 million) payable by 14 December 2010; and
(c) The remaining of about HK$5.27 million payable by March 2011.

The Group would record additional gains as and when the deferred consideration is received.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2009

7. Discontinued Operations (Cont'd)

The results of the discontinued operations are set out below:

	Note	2009 HK$'000	2008 HK$'000
Turnover		**7,842**	46,940
Expenses		**(8,400)**	(88,449)
Loss before taxation		**(558)**	(41,509)
Income tax		–	(1,496)
Loss after taxation		**(558)**	(43,005)
Gain on disposal of discontinued operations		**5,663**	–
Profit/(Loss) from discontinued operations		**5,105**	(43,005)
Basic earnings/(losses) per share (cents)	13	**1.33**	(11.24)
Cash flows used in discontinued operations			
Operating activities		**(3,592)**	(4,650)
Investing activities		**403**	(5,573)
		(3,189)	(10,223)

The effect of the disposal on the assets and liabilities of the Group is as follows:

	2009 HK$'000
Non current assets	**(5,972)**
Current assets	**(8,715)**
Current liabilities	**15,480**
Net identifiable assets and liabilities	**793**
Gain on disposal of discontinued operations	**(5,663)**
Realisation of exchange differences arising from the disposal of discontinued operations	**273**
Cash consideration received, satisfied in cash (net of expenses incurred) [1]	**(4,597)**
Cash disposed of	**4,015**
Net cash flows	**(582)**

[1] This represents the cash consideration received to-date of HK$5,561,000, net of expenses incurred of HK$964,000.

7. Discontinued Operations (Cont'd)

Details of the Group's interest in the jointly controlled entity were as follows:

Name of Jointly Controlled Entity/ Principal Activities	Form of Business Structure	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest Group's Effective Interest (Held by Subsidiary)	
				2009	2008
				%	%
MindChamps Holdings Pte. Limited (Provision of education and learning related services)	Incorporated	Singapore	15,000,000 shares	–	50

Summary of financial information on jointly controlled entity – the Group's effective interest:

	2008
	HK$'000
Non-current assets	6,679
Current assets	14,452
Current liabilities	(21,131)
Net assets	–

8. Directors' Remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees	Salaries, allowances and benefits in kind	Retirement scheme contributions	2009 Total
	HK$'000	HK$'000	HK$'000	HK$'000
Executive Directors				
Kwek Leng Beng	375	–	–	375
Kwek Leng Joo	100	–	–	100
Gan Khai Choon	100	–	–	100
Lawrence Yip Wai Lam	50	113	–	163
Vincent Yeo Wee Eng (Retired on 22 April 2009)	30	715	–	745
Kwek Leng Peck (Resigned on 22 April 2009)	30	–	–	30
Non-Executive Directors				
Chan Bernard Charnwut	194	–	–	194
Wong Hong Ren (Retired on 22 April 2009)	30	99	–	129
Independent Non-Executive Directors				
Dr. Lo Ka Shui	100	–	–	100
Lee Jackson @ Li Chik Sin	223	–	–	223
Teoh Teik Kee	259	–	–	259
	1,491	927	–	2,418

8. Directors' Remuneration (Cont'd)

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Retirement scheme contributions HK$'000	2008 Total HK$'000
Executive Directors				
Kwek Leng Beng	375	–	–	375
Kwek Leng Joo	100	–	–	100
Gan Khai Choon	100	–	–	100
Lawrence Yip Wai Lam	50	113	–	163
Vincent Yeo Wee Eng	50	1,322	30	1,402
Kwek Leng Peck	100	–	–	100
Non-Executive Directors				
Chan Bernard Charnwut	194	–	–	194
Wong Hong Ren	100	465	–	565
Independent Non-Executive Directors				
Dr. Lo Ka Shui	100	–	–	100
Lee Jackson @ Li Chik Sin	288	–	–	288
Teoh Teik Kee	194	–	–	194
	1,651	1,900	30	3,581

9. Individuals With Highest Emoluments

Of the five individuals with the highest emoluments, three (2008: three) are directors whose emoluments are disclosed in note 8. The aggregate of the emoluments in respect of the other two (2008: two) individuals are as follows:

	The Group 2009 HK$'000	2008 HK$'000
Salaries and other emoluments	**2,631**	1,456
Discretionary bonuses	**937**	–
Retirement scheme contributions	**–**	78
	3,568	1,534

The emoluments of the two (2008: two) individuals with the highest emoluments are within the following band:

	2009 Number of individuals	2008 Number of individuals
HK$Nil – HK$1,000,000	**1**	2
HK$1,000,001 – HK$2,000,000	**–**	–
HK$2,000,001 – HK$3,000,000	**1**	–

10. Profit/(Loss) Attributable To Equity Shareholders Of The Company

The consolidated profit/(loss) attributable to equity shareholders of the Company includes a profit of HK$43,322,000 (2008: Loss of HK$138,439,000) which has been dealt with in the financial statements of the Company.

11. Other Comprehensive Income

Tax effects relating to each component of other comprehensive income

	The Group					
	2009			2008		
	Before tax amount HK$'000	Tax (expenses)/ benefit HK$'000	Net of tax amount HK$'000	Before tax amount HK$'000	Tax (expenses)/ benefit HK$'000	Net of tax amount HK$'000
Exchange differences on translation of financial statements of foreign operations	**(155)**	**–**	**(155)**	(1,951)	–	(1,951)
Exchange differences on translation of monetary items forming part of net investment in a foreign operation	**(11)**	**–**	**(11)**	(173)	–	(173)
Exchange differences realised on disposal of discontinued operations	**(273)**	**–**	**(273)**	–	–	–
Exchange differences realised on disposal of an associate	**895**	**–**	**895**	–	–	–
	456	**–**	**456**	(2,124)	–	(2,124)

12. Dividends

Dividends attributable to the previous financial year, approved and paid during the year

	The Group	
	2009 HK$'000	2008 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of HK Nil cents per share (2008: HK3 cents per share)	**–**	11,494

13. Earnings/(Losses) Per Share

(a) *Basic earnings/(losses) per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$55,865,000 (2008: loss of HK$138,991,000) and on the weighted average of 382,449,524 ordinary shares (2008: 382,692,688 shares) in issue during the year, calculated as follows:

(i) Weighted average number of ordinary shares

	The Group	
	2009	**2008**
	'000	**'000**
Issued ordinary shares at 1 January	**382,450**	383,126
Effect of share repurchased (see note 24(b)(ii))	–	(433)
Weighted average number of ordinary shares at 31 December	**382,450**	382,693

For the year ended 31 December 2009, earnings/(losses) per share for continuing and discontinued operations have been calculated using the profit relating to continuing operations of HK$50,760,000 (2008: loss of HK$95,986,000) and the profit relating to discontinued operations of HK$5,105,000 (2008: loss of HK$43,005,000).

(b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the year.

14. Segment Reporting

The Group manages its businesses by divisions, which are organised by products and services. On first-time adoption of HKFRS8, *Operating Segments* and in a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following four reportable segments.

- Investment holding : This segment relates to investments in listed equity investments and unlisted marketable equitable equity mutual funds held as trading securities. Currently, the Group's equity investment portfolio includes equity securities listed on the London Stock Exchange and The Philippines Stock Exchange, Inc. and investment portfolio in United States and Hong Kong.

- Hospitality related services : This segment primarily derives the revenue from the provision of hotel management, hotel reservation, and revenue management services, risk management services and procurement services to the hospitality industry. Currently, the Group's activities in this regard are carried out in the United States.

- Property investment : This segment relates to investments in properties which are held with the intention of sale in the ordinary course of business. The properties are located entirely in Singapore.

- Education related services : This segment derives revenue from the provision of education, childcare and learning related services. The activities were carried out mainly in Singapore and Hong Kong through a jointly controlled entity which was disposed of by the Group in March 2009.

14. Segment Reporting (Cont'd)

(a) Segment results, assets and liabilities

In accordance with HKFRS8, segment information disclosed in the financial statements has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's most senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

Segment assets include all tangible, intangible assets and current assets with the exception of interests in associates, deferred tax assets and current tax recoverable. Segment liabilities include trade and other payables.

Revenue and expenses are allocated to the reportable segments with reference to sales generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments. Segment revenue and expenses include the Group's share of revenue and expenses arising from the activities of the Group's jointly controlled entity.

The measure used for reporting segment profit is "profit from operations". In addition to receiving segment information concerning profit from operations, management is provided with segment information concerning revenue, interest income, depreciation and amortisation, impairment losses, unrealised foreign exchange gain/loss, unrealised gain/loss on trading securities and additions to non-current segment assets used by the segments in their operations.

14. Segment Reporting (Cont'd)

(b) Information about reportable segments

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segment for the years ended 31 December 2009 and 2008 is set out below:

	Investment Holding		Hospitality Related Services	
	2009	**2008**	**2009**	**2008**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Revenue from external customers	**10,286**	2,047	**39,553**	49,364
Interest income	**2,146**	13,125	**734**	1,152
Reportable segment revenue	**12,432**	15,172	**40,287**	50,516
Reported segment profit/(loss)	**49,612**	(101,241)	**1,619**	9,154
Depreciation and amortisation	**1,104**	1,118	**568**	615
Impairment losses on				
- plant and equipment	**–**	–	**–**	–
- intangible assets	**–**	–	**–**	–
Unrealised (gains)/losses on trading securities	**(30,549)**	44,393	**(1,771)**	3,261
Unrealised foreign exchange (gains)/losses	**(15,430)**	59,421	**–**	–
Additions to non-current assets segment	**12**	20	**140**	500
Reportable segment assets	**529,570**	437,714	**77,205**	78,663
Reportable segment liabilities	**6,423**	6,533	**13,644**	17,478

Property Investment		Total continuing operations		Education (Discontinued)		Total	
2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
12,547	9,851	**62,386**	61,262	**7,837**	46,830	**70,223**	108,092
4	–	**2,884**	14,277	**5**	110	**2,889**	14,387
12,551	9,851	**65,270**	75,539	**7,842**	46,940	**73,112**	122,479
730	3,493	**51,961**	(88,594)	**(558)**	(41,509)	**51,403**	(130,103)
–	–	**1,672**	1,733	**604**	1,762	**2,276**	3,495
–	–	**–**	–	**–**	902	**–**	902
–	–	**–**	–	**–**	37,302	**–**	37,302
–	–	**(32,320)**	47,654	**–**	–	**(32,320)**	47,654
–	–	**(15,430)**	59,421	**–**	(107)	**(15,430)**	59,314
–	–	**152**	520	**187**	5,573	**339**	6,093
3,104	11,796	**609,879**	528,173	**–**	21,131	**609,879**	549,304
60	32	**20,127**	24,043	**–**	20,742	**20,127**	44,785

14. Segment Reporting (Cont'd)

(c) Reconciliations of reportable segment profit or loss, assets and liabilities

	2009 HK$'000	2008 HK$'000
Profit		
Reportable segment profit/(loss)	**51,403**	(130,103)
Share of losses of an associate	**(544)**	(1,065)
Elimination of discontinued operations (Note 7)	**558**	41,509
Consolidated profit/(loss) before taxation from continuing operations	**51,417**	(89,659)
Assets		
Reportable segment assets	**609,879**	549,304
Interest in an associate	**-**	30,039
Deferred tax assets	**12,814**	12,940
Current tax recoverable	**395**	163
Consolidated total assets	**623,088**	592,446
Liabilities		
Reportable segment liabilities	**20,127**	44,785
Provision for taxation	**880**	2,439
Consolidated total liabilities	**21,007**	47,224

(d) Geographical segments

The Group's investing activities are mainly carried out in Hong Kong. The hospitality related services are carried out by the subsidiaries based in United States.

In presenting information on the basis of geographical segments, segment revenue in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

14. Segment Reporting (Cont'd)

(e) Geographical information

31 December 2009

	Revenues HK$'000	Non-current assets HK$'000
Hong Kong	11,738	195
United States	41,511	722
Singapore	19,863	1,658
Education (discontinued)	(7,842)	–
	65,270	2,575

31 December 2008

	Revenues HK$'000	Non-current assets HK$'000
Hong Kong	14,299	308
United States	50,326	1,333
Singapore	57,854	9,622
Education (discontinued)	(46,940)	–
	75,539	11,263

(f) Major customer

Revenues from one customer of the Group's hospitality related services segments represents approximately HK$3,929,000 (2008: HK$5,638,000) of the Group's total revenues from continuing operations.

15. Plant And Equipment

(a) The Group

	Plant, Machinery and Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2008	12,679	6,426	19,105
Exchange adjustments	(153)	–	(153)
Additions	4,145	250	4,395
At 31 December 2008	16,671	6,676	23,347
At 1 January 2009	16,671	6,676	23,347
Exchange adjustments	(237)	(1)	(238)
Additions	181	–	181
Disposals	(3,947)	(1,361)	(5,308)
Disposal of interest in a jointly controlled entity	(6,213)	–	(6,213)
At 31 December 2009	6,455	5,314	11,769
Accumulated depreciation and impairment losses			
At 1 January 2008	9,356	2,123	11,479
Exchange adjustments	(79)	–	(79)
Depreciation for the year	2,304	1,129	3,433
Impairment losses during the year	902	–	902
At 31 December 2008	12,483	3,252	15,735
At 1 January 2009	12,483	3,252	15,735
Exchange adjustments	(110)	(1)	(111)
Depreciation for the year	887	1,136	2,023
Disposals	(3,921)	(902)	(4,823)
Disposal of interest in a jointly controlled entity	(3,527)	–	(3,527)
At 31 December 2009	5,812	3,485	9,297
Net book value			
At 31 December 2009	643	1,829	2,472
At 31 December 2008	4,188	3,424	7,612

In 2008, as a result of the loss incurred by the jointly controlled entity, the Group carried out an impairment assessment of the plant and equipment relating to the jointly controlled entity. The recoverable amount of the plant and equipment was estimated based on their fair value less costs to sell. Arising therefrom, an impairment loss of HK$902,000 was recognised and had been included in "loss from discontinued operations" in the consolidated income statement.

The jointly controlled entity belonged to the "education-related services" segment of the Group which was disposed of in March 2009.

15. Plant And Equipment

(b) The Company

	Plant, Machinery and Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2008	2,952	6,426	9,378
Additions	20	–	20
At 31 December 2008	2,972	6,426	9,398
At 1 January 2009	2,972	6,426	9,398
Additions	11	–	11
Disposals	(16)	(1,112)	(1,128)
At 31 December 2009	2,967	5,314	8,281
Accumulated depreciation			
At 1 January 2008	2,906	2,123	5,029
Charge for the year	28	1,090	1,118
At 31 December 2008	2,934	3,213	6,147
At 1 January 2009	2,934	3,213	6,147
Charge for the year	15	1,089	1,104
Disposals	(6)	(817)	(823)
At 31 December 2009	2,943	3,485	6,428
Net book value			
At 31 December 2009	24	1,829	1,853
At 31 December 2008	38	3,213	3,251

16. Intangible Assets

	The Group		
	Trademarks HK$'000	Development Costs HK$'000	Total HK$'000
Cost			
At 1 January 2008	39,849	–	39,849
Exchange adjustments	(107)	(44)	(151)
Addition through internal development	–	1,698	1,698
At 31 December 2008	39,742	1,654	41,396
At 1 January 2009	39,742	1,654	41,396
Exchange adjustments	(1,765)	(77)	(1,842)
Addition through internal development	–	158	158
Disposal of interest in a jointly controlled entity	(36,922)	(1,735)	(38,657)
At 31 December 2009	1,055	–	1,055
Accumulated amortisation and impairment losses			
At 1 January 2008	817	–	817
Exchange adjustments	(436)	–	(436)
Charge for the year	62	–	62
Impairment loss	37,302	–	37,302
At 31 December 2008	37,745	–	37,745
At 1 January 2009	37,745	–	37,745
Exchange adjustments	(1,672)	(3)	(1,675)
Charge for the year	66	187	253
Disposal of interest in a jointly controlled entity	(35,187)	(184)	(35,371)
At 31 December 2009	952	–	952
Net book value			
At 31 December 2009	103	–	103
At 31 December 2008	1,997	1,654	3,651

The amortisation charge for the Group's trademark and the Group's share of the jointly controlled entity's development costs is included in "administration expenses" and "profit/(loss) from discontinued operations" in the consolidated financial statements respectively.

As at 31 December 2008, the intangible assets included the Group's share of the jointly controlled entity's trademarks and development costs amounting to HK$3,473,000. The trademarks, with a carrying value of HK$1,819,000 had indefinite useful lives and were not amortised.

There was no contractual or other legal rights that restrict the use of the trademarks and the jointly controlled entity had the requisite resources to manage the trademarks efficiently. The jointly controlled entity operates in an industry that was stable with regard to customer demand. While there may be demand fluctuations in the short run, demand was consistent in the industry in the long run.

16. Intangible Assets (Cont'd)

Impairment test for trademarks with indefinite useful lives

The management tests the trademarks for impairment annually, or more frequently if there were indications that the trademarks might be impaired.

The recoverable amount of the trademarks was determined based on value-in-use calculations. These calculations used cash flow projections covering a five-year period.

Key assumptions used for value-in-use calculations:

	2008
	%
Average growth in revenue year-on-year	(21)
Gross profit margin	60
Discount rate	8.7

The growth in revenue and gross profit margin were based on past performance and management's expectations of market development. The discount rate used was pre-tax and reflects the specific risks relating to the jointly controlled entity.

Following the impairment test undertaken, an impairment loss of HK$37,302,000 was recognised and had been included in "loss from discontinued operations" in the consolidated income statement.

17. Interests In Subsidiaries

	The Company	
	2009	**2008**
	HK$'000	**HK$'000**
Unlisted shares, at cost :		
At beginning/end of the year	**259,600**	259,600
Less: Impairment loss	**(38,741)**	(38,741)
	220,859	220,859

In 2008, the Company assessed the recoverable amount of its investments in subsidiaries. Based on the assessment, the Company recognised an impairment loss of HK$38,741,000 on its investment in a subsidiary. The impairment loss was quantified under the value-in-use method using management's estimates of the future underlying cash flows of the subsidiary and a discount rate of 8.7%.

17. Interests In Subsidiaries (Cont'd)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest		
			Group's Effective Interest %	Held by Company %	Held by Subsidiary %
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	–
SWAN USA, Inc. (Holding company)	United States of America	100 common stocks of US$0.01 each	85	–	100
Richfield Hospitality Inc. (Investment holding and provision of hospitality related services)	United States of America	100 common stocks of US$1,000.01 each	85	–	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	–	100
CDL Hotels (Singapore) Pte Ltd (Property investment)	Singapore	2 ordinary shares with no par value	100	100	–

18. Interest in an Associate

	The Group	
	2009	2008
	HK$'000	HK$'000
Unlisted shares, at cost	–	– *
Share of net liabilities	–	(3,653)
Loan to an associate	–	33,692
	–	30,039

* Less than HK$1,000.

In 2008, the loan to an associate was denominated in US dollars and was non-trade in nature, unsecured and interest-free. The settlement of the amount was neither planned nor likely to occur in the foreseeable future. As this amount was, in substance, a part of the Group's net investment in the associate, it was stated at cost less accumulated impairment losses.

Details of the Group's interest in an associate were as follows:

Name of Associate/ Principal Activities	Form of Business Structure	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest Group's Effective Interest (Held by Subsidiary)	
				2009	2008
				%	%
Tune Hospitality Investments FZCO (To develop and own a portfolio of "no-frills" limited service hotels in ASEAN)	Incorporated	Dubai/ ASEAN	5 shares of Dhs 100,000 each	–	40

During the year, the Group has completed the sale of its entire 40% equity interest in Tune Hospitality Investments FZCO ("Tune") and shareholder loan to associate for a total consideration of US$4.0 million (about HK$31.0 million) which was received on 2 September 2009. Following the sale, the Group no longer equity accounts for the financial results of Tune from that date.

The effect of the disposal of equity interest in the associate are set out as follows:

	2009
	HK$'000
Net liabilities	**4,404**
Loan to an associate	**(33,681)**
Gain on disposal of an associate	**(819)**
Realisation of exchange differences arising from the disposal of an associate	**(895)**
Cash consideration received, satisfies in cash (net of expenses incurred) [1]	**(30,991)**

[1] This represents the cash consideration received to date of HK$31,003,000, net of expenses incurred of HK$12,000.

18. Interest in an Associate (Cont'd)

The summarised financial information in respect of the Group's associate is set out below:

	Assets HK$'000	Liabilities HK$'000	Equity HK$'000	Revenue HK$'000	Loss HK$'000
2009 *					
100 per cent	125,870	(136,881)	11,011	557	(1,361)
Group's effective interest	50,348	(54,752)	4,404	223	(544)
2008					
100 per cent	127,481	(136,612)	9,131	752	(2,662)
Group's effective interest	50,992	(54,645)	3,653	301	(1,065)

* This represents the Group's share of the results of the associate up to 2 September 2009 following the disposal of its entire 40% equity interest in Tune.

19. Deferred Tax Assets

(a) Deferred tax assets recognised:

The Group

The components of deferred tax assets recognised in the consolidated balance sheet and the movements during the year are as follows:

	Tax losses HK$'000	Deductible temporary differences HK$'000	Investment allowances HK$'000	Total HK$'000
Deferred tax arising from:				
At 1 January 2008	14,731	2,076	1,099	17,906
Charged to profit or loss	(3,705)	(62)	(1,097)	(4,864)
Exchange adjustments	(86)	(14)	(2)	(102)
At 31 December 2008	10,940	2,000	–	12,940
At 1 January 2009	10,940	2,000	–	12,940
(Charged)/Credited to profit or loss	(1,214)	1,089	–	(125)
Exchange adjustments	3	(4)	–	(1)
At 31 December 2009	9,729	3,085	–	12,814

19. Deferred Tax Assets (Cont'd)

(b) Deferred tax assets not recognised:

The following temporary differences have not been recognised:

	The Group	
	2009	**2008**
	HK$'000	**HK$'000**
Tax losses	**3,995**	3,945
Investment allowances	**–**	3,336
	3,995	7,281

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The tax losses do not expire under the respective countries' tax legislations.

20. Trading Securities

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Equity securities (at market value)				
- Listed outside Hong Kong				
- fellow subsidiaries	**52,402**	28,324	**52,402**	28,324
Other securities (at market value)				
- Unlisted	**42,938**	31,532	**36,738**	25,632
	95,340	59,856	**89,140**	53,956

Included in trading securities is an amount of HK$6,200,000 (2008: HK$5,900,000) relating to investment securities held in respect of the Group's defined contribution plan (see note 28).

21. Trade And Other Receivables

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Trade receivables	**7,380**	15,792	–	52
Less				
Allowance for doubtful debts (note 21(b))	**(636)**	(335)	–	–
	6,744	15,457	–	52
Other receivables and deposits	**12,292**	5,889	**9,646**	900
Amounts owing by subsidiaries	**–**	–	**81**	44,450
Amounts owing by affiliated companies	**1,177**	782	**898**	337
Amounts owing by other shareholder of jointly controlled entity	**–**	670	**–**	–
Loans and receivables	**20,213**	22,798	**10,625**	45,739
Prepayments	**2,532**	4,824	**297**	290
	22,745	27,622	**10,922**	46,029

All trade and other receivables are expected to be recovered within one year. The amounts owing by subsidiaries, affiliated companies and other shareholder of jointly controlled entity are unsecured, interest-free and repayable on demand.

Affiliated companies comprise subsidiaries of the holding company.

(a) Ageing analysis

The ageing analysis of trade receivables (net of impairment losses) is as follows:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Current or less than 1 month overdue	**4,907**	9,959	–	22
1 to 3 months overdue	**1,576**	5,111	–	–
3 to 12 months overdue	**261**	387	–	30
	6,744	15,457	–	52

The Group's credit policy is set out in note 25. Trade receivables are due within 30 days from the date of billing.

21. Trade And Other Receivables (Cont'd)

(b) Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly.

The movement in the allowance for doubtful debts during the year is as follows:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
At 1 January	**335**	219	–	–
Impairment loss recognised	**364**	222	–	–
Uncollected amounts written off	–	(101)	–	–
Disposal of investment in a jointly controlled entity	**(62)**	–	–	–
Exchange adjustments	**(1)**	(5)	–	–
At 31 December	**636**	335	–	–

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company	
	2009	**2008**	**2009**	**2008**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Neither past due nor impaired	**4,601**	9,832	–	22
Less than 1 month overdue	–	127	–	–
1 to 3 months overdue	**1,426**	5,111	–	–
3 to 12 months overdue	**261**	–	–	–
	1,687	5,238	–	–
	6,288	15,070	–	22

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to customers having a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

22. Cash and Cash Equivalents

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	**331,749**	399,967	**127,852**	204,486
Cash at bank and in hand	**157,470**	38,987	**135,165**	11,790
	489,219	438,954	**263,017**	216,276

The weighted average effective interest rates per annum relating to cash and cash equivalents at the balance sheet date for the Group and the Company are 0.293% (2008: 1.26%) and 0.215% (2008: 1.44%) respectively. Interest rates re-priced within twelve months.

23. Trade and Other Payables

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Trade payables	**189**	2,294	**–**	–
Other payables and accrued charges	**19,659**	41,808	**6,341**	7,394
Amounts owing to affiliated companies	**279**	683	**279**	683
Amounts owing to subsidiary companies	**–**	–	**4,321**	–
	20,127	44,785	**10,941**	8,077

All of the trade and other payables are expected to be settled within one year. The amounts owing to affiliated and subsidiary companies are unsecured, interest-free and repayable on demand.

Included in trade and other payables are trade payables with the following ageing analysis as of the balance sheet date:

	The Group		The Company	
	2009	2008	2009	2008
	HK$'000	HK$'000	HK$'000	HK$'000
Due within 1 month or on demand	**13,668**	44,075	**10,207**	7,533
Due 1 to 3 months	**3,142**	110	**734**	48
Due 3 to 12 months	**3,317**	600	**–**	496
	20,127	44,785	**10,941**	8,077

24. Capital and Reserves

(a) *Movements in components of equity*

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

The Company	Note	Share Capital HK$'000	Capital Redemption Reserve HK$'000	Revenue Reserve HK$'000	Total HK$'000
Balance at 1 January 2008		383,126	–	298,213	681,339
Changes in equity for 2008:					
Dividends approved in respect of the previous financial year	12	–	–	(11,494)	(11,494)
Purchase of own shares:					
- par value paid		(676)	–	–	(676)
- premium paid		–	–	(20)	(20)
- transfer between reserves		–	676	(676)	–
Total comprehensive income for the year		–	–	(138,439)	(138,439)
Balance at 31 December 2008 and 1 January 2009		382,450	676	147,584	530,710
Changes in equity for 2009:					
Total comprehensive income for the year		–	–	43,322	43,322
Balance at 31 December 2009		382,450	676	190,906	574,032

(b) *Share capital*

(i) Authorised and issued share capital

	The Company			
	2009		2008	
	No. of shares ('000)	HK$'000	No. of shares ('000)	HK$'000
Authorised:				
Ordinary shares of HK$1 each	**2,720,615**	**2,720,615**	2,720,615	2,720,615
Ordinary shares, issued and fully paid:				
At 1 January	**382,450**	**382,450**	383,126	383,126
Shares repurchased	**–**	**–**	(676)	(676)
At 31 December	**382,450**	**382,450**	382,450	382,450

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

24. Capital and Reserves (Cont'd)

(b) Share capital (Cont'd)

(ii) Purchase of own shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2009.

In 2008, the Company purchased its own ordinary shares on The Stock Exchange as follows:

Month of the repurchases	Total number of ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
	'000	HK$	HK$	HK$'000
April 2008	440	1.02	1.01	446
May 2008	142	1.01	1.01	143
July 2008	94	1.10	1.10	103
	676			692

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. An amount equivalent to the par value of the cancelled shares of HK$676,000 was transferred from revenue reserve to the capital redemption reserve. The premium paid on the repurchased shares and the transaction costs of HK$16,000 and HK$4,000 respectively, were deducted from the revenue reserve.

(iii) Share option scheme

The Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the shares as stated in daily quotations sheet of The Stock Exchange on the Offer Date; (ii) the average of the official closing price of the shares as stated in daily quotations sheets of The Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

(c) Nature and purpose of reserves

(i) Capital redemption reserve

Capital redemption reserve represents the nominal value of the shares repurchased which has been paid out of the distributable reserves of the Company.

24. Capital and Reserves (Cont'd)

(c) Nature and purpose of reserves (Cont'd)

(ii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on monetary items which form part of the Group's net investment in foreign operations, provided certain conditions are met. The reserve is dealt with in accordance with the accounting policy set out in note 1(t).

(d) Distributability of reserves

At 31 December 2009, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$190,906,000 (2008: HK$147,584,000).

(e) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of net debt-to-adjusted capital ratio. It is the Group's strategy to keep the net debt-to-adjusted capital ratio as low as feasible. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt. As at 31 December 2009, the Group did not have any net debt.

Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

25. Financial Risk Management and Fair Values

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. The Group is also exposed to equity price risk arising from its equity investments in other entities and movements in its own equity share price.

The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

25. Financial Risk Management and Fair Values (Cont'd)

(a) Credit risk (Cont'd)

Investments are normally only in liquid securities and with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings and with whom the Group has a signed netting agreement. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, 2% (2008: 17%) and 6% (2008: 31%) of the total trade receivables was due from the Group's largest customer and the five largest customers respectively within the hospitality business segment.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet after deducting any impairment allowance.

Further quantitative disclosure in respect of the Group's exposure to credit risk arising from trade receivables are set out in note 21.

(b) Equity price risk

The Group is exposed to equity price changes arising from equity investments classified as trading securities (see note 20).

The Group's listed equity investments are listed on the London Stock Exchange and The Philippines Stock Exchange, Inc.. Decisions to buy or sell trading securities are based on daily monitoring of the performance of individual securities compared to other industry indicators, as well as the Group's liquidity needs.

At 31 December 2009, a 5% increase in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date would increase the Group's and the Company's profit after tax and increase the Group's and the Company's revenue reserve by approximately HK$2,545,000. At 31 December 2008, a 5% increase in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date would decrease the Group's and the Company's loss after tax and increase the Group's and the Company's revenue reserve by approximately HK$1,386,000. There is no impact on the other components of consolidated equity for both years. The analysis assumes that all other variables remain constant.

A 5% decrease in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date, with all other variables held constant, would have an equal but opposite effect on the Group's and the Company's profit/ loss after tax and revenue reserve.

In respect of the Group's equity investment listed on The Philippines Stock Exchange, Inc., based on the historical trend analysis, management does not expect significant equity price movements on this investment and hence, any significant impact on the Group's and the Company's profit after tax, revenue reserve and other components of consolidated equity, assuming that all other variables remain constant.

The Group also holds investments in unlisted marketable equity mutual funds. Included in such investments is an amount of HK$6,200,000 (2008: HK$5,900,000) relating to investments held in respect of the Group's defined contribution plan. Any movement in the equity price would not have any impact on the Group's profit after tax as there would be an equal and opposite change in the staff costs (note 5) in response to the changes in the equity price. At 31 December 2009, a 5% increase in the net asset value of the remaining balance of the investments in unlisted marketable equity mutual funds at the reporting date would increase the Group's and the Company's profit after tax and increase the Group's and the Company's revenue reserve by approximately HK$1,837,000. At 31 December 2008, a 5% increase in the net asset value of the remaining balance of the investments in unlisted marketable equity mutual funds at the reporting date would

25. Financial Risk Management and Fair Values (Cont'd)

(b) *Equity price risk (Cont'd)*

decrease the Group's and the Company's loss after tax and increase the Group's and the Company's revenue reserve by approximately HK$1,282,000. There is no impact on the other components of consolidated equity for both years. The analysis assumes that all other variables remain constant.

A 5% (2008: 5%) decrease in the net asset value of the remaining balance in unlisted marketable equity mutual funds at the reporting date, with all other variables held constant, would have had the equal but opposite effect on the Group's and the Company's profit/loss after tax and revenue reserve.

The sensitivity analysis has been determined assuming that the reasonably possible changes in stock prices, net asset values or other risk variables had occurred at the balance sheet date and had been applied to the exposure to equity price risk in existence at that date. The stated changes represent management's assessment of reasonably possible changes in the relevant stock price, net asset value or the relevant risk variables over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2008.

(c) *Liquidity risk*

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses. The Group's policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements in the short and longer term.

The total contractual undiscounted cash flows of the Group's and the Company's non-derivative financial liabilities are the same as their carrying amounts as their remaining contractual maturities are within one year.

(d) *Interest rate risk*

The Group is affected by changes in interest rates to the extent such changes have on interest on its cash balances.

The weighted average effective interest rates per annum relating to cash and cash equivalents at the balance sheet date is set out in note 22.

Sensitivity analysis

In managing interest rate risk the Group aims to reduce the impact of short term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2009, it is estimated that a general increase of one hundred basis points in interest rates on the Group's and the Company's cash balances would increase the Group's and the Company's profit after tax and increase the Group's and the Company's revenue reserve by approximately HK$3,316,000 and HK$1,276,000 so far as the effect on interest-bearing financial instruments is concerned. At 31 December 2008, it is estimated that a general increase of one hundred basis points in interest rates on the Group's and the Company's cash balances would decrease the Group's and the Company's loss after tax and increase the revenue reserve by approximately HK$4,338,000 and HK$2,125,000 so far as the effect on interest-bearing financial instruments is concerned. There is no impact on the other components of consolidated equity for both years. The analysis assumes that all other variables remain constant.

A general decrease of one hundred basis points in interest rates of the Group's and the Company's cash balances, with all other variables held constant, would have had the equal but opposite effect on the Group's and the Company's profit/loss after tax and revenue reserve.

25. Financial Risk Management and Fair Values (Cont'd)

(d) Interest rate risk (Cont'd)

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The one hundred basis points increase (decrease) represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2008.

(e) Currency risk

The Group is exposed to foreign currency risk through deposits and withdrawals of fixed deposits, sales and purchases of the trading securities that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to these risks are Sterling Pound, Singapore Dollar and Philippine Peso.

When necessary, the Group uses forward exchange contracts to hedge its specific currency risks. However, forward exchange contracts that do not qualify for hedge accounting are accounted for as trading instruments. As at 31 December 2009, the Group had no outstanding forward exchange contracts.

(i) Recognised assets and liabilities

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

(ii) Exposure to foreign currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate to.

	2009			
	Sterling Pound '000	**Singapore Dollar '000**	**Philippine Peso '000**	**Euro '000**
The Group				
Trading securities	4,114	–	9,032	–
Trade and other receivables	–	28	–	–
Cash and cash equivalents	10,345	16,496	–	–
Trade and other payables	–	(136)	–	–
Overall exposure arising from recognised assets and liabilities	14,459	16,388	9,032	–

	2008			
	Sterling Pound '000	**Singapore Dollar '000**	**Philippine Peso '000**	**Euro '000**
The Group				
Trading securities	2,425	–	3,763	–
Trade and other receivables	11	245	–	3
Cash and cash equivalents	10,287	14,304	–	5,280
Trade and other payables	–	(407)	–	–
Overall exposure arising from recognised assets and liabilities	12,723	14,142	3,763	5,283

25. Financial Risk Management and Fair Values (Cont'd)

(e) Currency risk (Cont'd)

	2009			
	Sterling Pound '000	Singapore Dollar '000	Philippine Peso '000	Euro '000
The Company				
Trading securities	4,114	–	9,032	–
Trade and other receivables	–	28	–	–
Cash and cash equivalents	10,345	3,577	–	–
Trade and other payables	–	(136)	–	–
Overall exposure arising from recognised assets and liabilities	14,459	3,469	9,032	–

	2008			
	Sterling Pound '000	Singapore Dollar '000	Philippine Peso '000	Euro '000
The Company				
Trading securities	2,425	–	3,763	–
Trade and other receivables	11	245	–	3
Cash and cash equivalents	10,287	1,308	–	5,280
Trade and other payables	–	(407)	–	–
Overall exposure arising from recognised assets and liabilities	12,723	1,146	3,763	5,283

(iii) Sensitivity analysis

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Group's and the Company's exposure to currency risk for financial instruments in existence at that date.

A 10% strengthening of the following foreign currencies against the functional currency of each of the Group's entities at the balance sheet date would impact the Group's and the Company's profit/ loss after tax and revenue reserve by the amounts shown below. There is no impact on the other components of consolidated equity. The analysis assumes that all other variables, in particular, interest rates, remain constant.

The Group	**Increase in profit after tax and revenue reserve 2009 HK$'000**	**Decrease in loss after tax and increase in revenue reserve 2008 HK$'000**
Sterling Pound	**17,885**	14,545
Singapore Dollar	**9,029**	7,583
Philippine Peso	**151**	60
Euro	**–**	5,740

25. Financial Risk Management and Fair Values (Cont'd)

(e) Currency risk (Cont'd)

The Company	Increase in profit after tax and revenue reserve 2009 HK$'000	Decrease in loss after tax and increase in revenue reserve 2008 HK$'000
Sterling Pound	**17,885**	14,545
Singapore Dollar	**1,911**	614
Philippine Peso	**151**	60
Euro	–	5,740

A 10% weakening of the above currencies against the functional currency of each of the Group's entities at the balance sheet date would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables, in particular, interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent the effect of the Group's and the Company's profit/loss after tax and revenue reserve measured in the respective foreign currencies, translated into Hong Kong dollar at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2008.

(f) Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in HKFRS 7, *Financial Instruments: Disclosures,* with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
- Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

25. Financial Risk Management and Fair Values (Cont'd)

(f) Fair values (Cont'd)

	The Group			
	Level 1 HK$'000	**Level 2 HK$'000**	**Level 3 HK$'000**	**Total HK$'000**
2009				
Assets				
Equities securities held for trading :				
- Listed	52,402	–	–	52,402
- Unlisted	6,200	–	36,738	42,938
	58,602	–	36,738	95,340

	The Company			
	Level 1 HK$'000	**Level 2 HK$'000**	**Level 3 HK$'000**	**Total HK$'000**
2009				
Assets				
Equities securities held for trading :				
- Listed	52,402	–	–	52,402
- Unlisted	–	–	36,738	36,738
	52,402	–	36,738	89,140

During the year, there were no transfers between financial instruments in Level 1 and Level 2.

The movement in the Level 3 financial instruments measured at fair value is as follows:

	The Group and Company Fair value through profit or loss Equity securities HK$'000
At 1 January 2009	25,632
Net unrealised gains in profit or loss	11,106
At 31 December 2009	36,738

The gains or losses for the period recognised in profit or loss of the unlisted equity securities is presented in "other net income/losses" in the consolidated income statement.

The equity securities that are recorded in the Level 3 category comprise investment in a fund that does not have a published net asset value. As a result, the fair value of these equity securities is measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions. Instead, they are based on unobservable inputs reflecting assumptions about the way assets would be priced.

The following table shows the sensitivity of the fair value of equity securities to reasonably possible alternative assumptions:

		Effect on fair value	
	Fair value HK$'000	**Favourable changes HK$'000**	**Unfavourable changes HK$'000**
Financial assets at fair value through profit or loss			
Equity securities	36,738	1,537	(1,537)

25. Financial Risk Management and Fair Values (Cont'd)

(g) Estimation of fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2009 and 2008.

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

(i) Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. Fair values for the unquoted equity investments are estimated using the applicable price/earning ratios for similar listed companies adjusted for the specific circumstances of the issuer.

(ii) Other financial assets and liabilities

The carrying amounts of financial assets and liabilities with maturity of less than one year (including trade and other receivables, cash and cash equivalents, and trade and other payables) are assumed to approximate their fair values.

26. Material Related Party Transactions

During the year, there were the following material related party transactions:

	2009 HK$'000	2008 HK$'000
Dividend income received from related company	**836**	2,047
Income received from provision of hospitality and other related services to related companies	**2,249**	3,246
Proceed received from transfer of motor vehicle to a related company	**501**	–
Rental received from a related company	**287**	–
Accounting fee paid to a related company	**(132)**	(132)

As at 31 December 2008, the Group's 50% jointly controlled entity, MindChamps deposited cash with a related financial institution amounting to HK$8.0 million and during the year, interest income of HK$0.10 million was received.

Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors as disclosed in note 8 and certain of the highest paid employees as disclosed in note 9, is as follows:

	The Group	
	2009 HK$'000	2008 HK$'000
Short-term employee benefits	**4,495**	3,799

Total remuneration is included in "staff costs" (see note 5).

27. Commitments

a) Capital commitments outstanding at 31 December 2009 not provided for in the financial statements were as follows:

	The Group	
	2009	2008
	HK$'000	HK$'000
Commitments in respect of capital contribution to an associate	–	121,000

b) At 31 December 2009, the total future minimum lease payments under non-cancellable operating leases payable as follows:

	The Group	
	2009	2008
	HK$'000	HK$'000
Within 1 year	1,101	8,404
After 1 year but within 5 years	233	9,673
	1,334	18,077

For the year ended 31 December 2008, the minimum lease payments included the Group's share of the jointly controlled entity operating lease rental for office space and premises amounting to HK$14,728,000. No such figure is being included for the year ended 31 December 2009 following the disposal of the Group's equity interest in the jointly controlled entity in March 2009.

The Group's other leases run for a period of between one to three years. One of the leases includes an option to renew the lease on expiry. The leases do not include any contingent rental.

28. Employee Retirement Benefits

In United States, the Group operates a defined contribution plan (the "Plan"). Under the Plan, employees may elect to contribute a percentage of their regular compensation to the Plan and to direct the distribution of these amounts among the Plan's investment options. The Group matches 50% of each employee's contributions up to a maximum of 3% of the employee's annual base compensation.

At the balance sheet date, approximately HK$6,200,000 (2008: HK$5,900,000) has been included in trading securities (see note 20).

29. Immediate And Ultimate Holding Companies

The immediate holding company at 31 December 2009 is City Developments Limited. The Directors consider the ultimate holding company at 31 December 2009 to be Hong Leong Investment Holdings Pte. Ltd. Both companies are incorporated in the Republic of Singapore. The immediate holding company produces financial statements available for public use.

30. Comparative Figures

As a result of the application of HKAS 1 (revised 2007), *Presentation of Financial Statements*, and HKFRS 8, *Operating Segments*, certain comparative figures have been adjusted to conform to current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

The comparative income statement has also been re-presented as if an operation discontinuing during the current year had been discontinued from the start of the comparative year.

31. Accounting Estimates And Judgements

Notes 15, 16 and 17 contain information about the assumptions and the risk factors relating to impairment of plant and equipment, intangible assets and interests in subsidiaries.

32. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2009

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2009 and which have not been adopted in these financial statements.

		Effective for accounting periods beginning on or after
HKFRS 3 (Revised)	*Business combinations*	1 July 2009
Amendments to HKAS 27	*Consolidated and separate financial statements*	1 July 2009
Amendments to HKAS 39	*Financial instruments: Recognition and measurement – Eligible hedged items*	1 July 2009
HK(IFRIC) 17	*Distributions of non-cash assets to owners*	1 July 2009
Improvements to HKFRSs 2009		1 July 2009 or 1 January 2010

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to result in a restatement of the Group's results and financial position.

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City e-Solutions Limited



2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

22 March 2010

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

Dear Sir,

We are pleased to enclose the following documents for your attention:

	Description	Dated
1)	Renewal of Continuing Connected Transaction: Provision of Property Management Services	Posting date 6 Jan 2010
2)	Notification of Board Meeting	Posting date 4 Feb 2010
3)	2009 Final Results – Announcement For the year 31 Dec 2009	Posting date 23 Feb 2010
4)	Notice of Annual General Meeting	Posting date 17 Mar 2010
4)	Annual Report 2009	17 Mar 2010
5)	Circular	17 Mar 2010

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

Yours faithfully,

Lawrence Yip
Executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

RENEWAL OF CONTINUING CONNECTED TRANSACTION: PROVISION OF PROPERTY MANAGEMENT SERVICES

The Board wishes to announce that Richfield, an indirect non-wholly owned subsidiary of the Company, had on 31 December 2009 entered into three supplemental agreements, pursuant to which Richfield will continue to provide the Property Management Services to the Owners in relation to the three Hotels. The Property Management Services will be provided as per the terms and conditions set out in the Management Agreements and as renewed by the Supplemental Agreements for a further period of three years, commencing from 1 January 2010.

The Company is approximately 52% held by CDL, a controlling shareholder of the Company. CDL also holds about 53% in M&C. The Owners of the three Hotels, being indirect wholly-owned subsidiaries of M&C, are accordingly associates of CDL under the Listing Rules and hence connected persons of the Company for the purpose of the Listing Rules. The provision of the Property Management Services constitutes continuing connected transaction for the Company under the Listing Rules.

As the percentage ratios (other than the profit ratio) represented by the Annual Cap in each of the following three financial years ending 31 December 2012 are less than 25% and HK$10 million as set out in Rule 14A.34 of the Listing Rules, the provision of the Property Management Services is subject to announcement, reporting and annual review requirements, but are exempt from independent shareholders' approval.

INTRODUCTION

Reference is made to the announcement of the Company dated 8 January 2007 whereby it was announced that Richfield, an indirect non-wholly owned subsidiary of the Company, had entered into four property management agreements with its connected persons, pursuant to which Richfield agreed to provide certain property management services to such connected persons on the terms and subject to the conditions as set out therein. Such property management agreements had an initial term of three years, all of which had expired on 31 December 2009.

As Property Management Services will continue to be required by the Owners for the three Hotels, three supplemental agreements were entered into by Richfield on 31 December 2009 whereby it was agreed that Property Management Services will continue to be provided by Richfield to the Owners of the three Hotels for a further period of three years, commencing from 1 January 2010. The Property Management Services will be provided on the same terms and conditions set out in the Management Agreements and as renewed by the Supplemental Agreements, the material terms of which are summarised below.

PROPERTY MANAGEMENT SERVICES

Date of Supplemental Agreements: 31 December 2009

Parties:

(i) Richfield

(ii) Lakeside Operating Partnership, L.P., Avon Wynfield LLC and RHM Aurora LLC (collectively, the "Owners")

The Owners are registered owners of the Hotels and indirect wholly-owned subsidiaries of M&C. M&C is in turn approximately 53% held by CDL, a controlling shareholder of the Company. Accordingly, the Owners are associates of CDL under the Listing Rules and hence connected persons of the Company for the purpose of the Listing Rules.

Term: Three years from 1 January 2010

The Hotels:	The Property Management Services will be provided to the following hotels (collectively, the "Hotels"): (i) Best Western Lakeside ("Best Western") in Florida; (ii) Comfort Inn Avon ("Comfort Inn") in Colorado; and (iii) Pine Lake Trout Club ("Pine Lake") in Ohio.
Service fee:	The Property Management Services will be provided at the following rates: (i) Best Western — 2% of Best Western's gross revenue, to be invoiced by Richfield on a monthly basis; (ii) Comfort Inn — 2% of Comfort Inn's gross revenue, to be invoiced by Richfield on a monthly basis; and (iii) Pine Lake — 2% of Pine Lake's gross revenue, to be invoiced by Richfield on a monthly basis. The service fee has been arrived at after arm's length negotiations between the parties taking into account the internal resources and costs required of the Group to deliver the Property Management Services.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE SUPPLEMENTAL AGREEMENTS

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services. In connection with the hotel management services, the Group currently operates 19 hotels in the United States representing in excess of 3,200 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. It also operates several independent (non-brand affiliated) properties.

In line with its stated principal business mentioned above, the Group has been providing property management services to the M&C Group since the beginning of 2002. For the two years ended 31 December 2008 and the six months ended 30 June 2009, service fee receivable by the Group in connection with the provision of property management services to the M&C Group amounted to approximately

HK$2.9 million, HK$2.8 million and HK$1.1 million respectively. Such revenues fall within the annual cap (i.e. HK$5 million for each financial year) as set out by the Company in its announcement dated 8 January 2007 and represent about 2.8%, 2.3% and 3.1% of the turnovers of the Group for the relevant periods.

The Board considers it to be in the interests of the Group to continue to provide the Property Management Services to the M&C Group as it enables the Group to strengthen its core business by enhancing its reputation as a superior multi-property operator through the provision of these hotel management services to this wider range of non-branded and branded properties and, also broaden its income base.

The Annual Cap for the provision of the Property Management Services is HK$4.0 million for each of the three financial years ending 31 December 2012. The Annual Cap is determined by reference to the service fee payable by the M&C Group to Richfield for the year ended 31 December 2008 and the six months ended 30 June 2009, and the estimated revenue growth of the Hotels in the forthcoming years.

The Directors (including the independent non-executive Directors) consider that the Management Agreements (as renewed by the Supplemental Agreements) are on normal commercial terms and the provision of the Property Management Services is in the ordinary and usual course of business of the Group. They are also of the view that the terms of the Management Agreements (as renewed by the Supplemental Agreements) as well as the amount of the Annual Cap are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

The Company is approximately 52% held by CDL, a controlling shareholder of the Company. CDL also holds about 53% in M&C. The Owners of the three Hotels, being indirect wholly-owned subsidiaries of M&C, are accordingly associates of CDL and hence connected persons of the Company under the Listing Rules.

The Property Management Services will be provided on a recurring basis under the Management Agreements (as renewed by the Supplemental Agreements), thus constituting continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. As the percentage ratios (other than the profit ratio) represented by the Annual Cap in each of the following three financial years ending 31 December 2012 are less than 25% and HK$10 million as set out in Rule 14A.34 of the Listing Rules, the provision of the Property Management Services is subject to announcement, reporting and annual review requirements, but are exempt from independent shareholders' approval.

Details of such continuing connected transaction will also be disclosed in the annual reports of the Company in compliance with the Listing Rules and other applicable regulatory requirements.

If the service fee received by Richfield for any particular financial year during the term of the Management Agreements (as renewed by the Supplemental Agreements) exceeds the Annual Cap, the Company must re-comply with Rules 14A.35(3) and (4) of the Listing Rules.

DEFINITIONS

In this announcement, the following terms shall have the meanings set opposite them unless the context otherwise requests:

"Annual Cap"	in relation to any financial year of the Company, the maximum annual amount of service fee expected to be received by the Group from the M&C Group in connection with the provision of the Property Management Services
"Board"	the board of Directors
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, and a controlling shareholder holding about 52% of the issued share capital of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and of which approximately 52% is held by CDL
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and of which approximately 53% is held by CDL

"M&C Group"	M&C and its subsidiaries
"Management Agreements"	the management agreements entered into between Richfield and the Owners all dated 27 December 2006
"Property Management Services"	the property management services to be provided by Richfield to the Owners in relation to the Hotels as contemplated under the Management Agreements (as renewed by the Supplemental Agreements)
"Richfield"	Richfield Hospitality, Inc., a Colorado corporation and an indirect non-wholly owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreements"	the supplemental agreements to the Management Agreements entered into between Richfield and the Owners all dated 31 December 2009
"United States"	the United States of America
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 6 January 2010

As at the date of this announcement, the Board is comprised of 8 Directors, of which 4 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Kwek Leng Joo, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is a non-executive Director, namely Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Ref.: File No.: 82-3667

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

NOTIFICATION OF BOARD MEETING

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that a meeting of the Board of the Company will be held on Tuesday, 23 February 2010 at 10:00 a.m. for the purpose of, *inter alia*, considering and approving the final results for the year ended 31 December 2009 and considering the payment of a final dividend (if any).

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 4 February 2010

As at the date of this announcement, the Board is comprised of 8 directors, of which 4 are executive directors, namely Mr. Kwek Leng Beng, Mr. Kwek Leng Joo, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is a non-executive director, namely Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Ref. File No: 82-3667



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2009 FINAL RESULTS — ANNOUNCEMENT
AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following final audited consolidated results of the Company, its subsidiaries and its jointly controlled entity (the "Group") and the Group's interest in an associate for the year ended 31 December 2009 together with comparative figures.

Consolidated income statement for the year ended 31 December 2009

	Note	**2009** *HK$'000*	**2008** *Re-presented* *HK$'000*
Continuing operations			
Turnover	2	65,270	75,539
Cost of sales		(18,130)	(13,623)
Gross profit		47,140	61,916
Other net income/(losses)	3	49,337	(106,976)
Administrative expenses		(44,516)	(43,534)
Profit/(Loss) from operations		51,961	(88,594)
Share of losses of an associate		(544)	(1,065)
Profit/(Loss) before taxation		51,417	(89,659)
Income tax	4	(119)	(6,014)
Profit/(Loss) from continuing operations		51,298	(95,673)
Discontinued operations			
Profit/(Loss) from discontinued operations, net of tax	5	5,105	(43,005)
Profit/(Loss) for the year	6	56,403	(138,678)
Attributable to :			
Equity shareholders of the Company		55,865	(138,991)
Minority interests		538	313
Profit/(Loss) for the year		56,403	(138,678)
Earnings/(Losses) per share	8	HK cents	HK cents
Basic earnings/(losses) per share		14.61	(36.32)
Continuing operations		HK cents	HK cents
Basic earnings/(losses) per share	8	13.28	(25.08)

Consolidated statement of comprehensive income
for the year ended 31 December 2009

	Note	**2009** *HK$'000*	**2008** *HK$'000*
Profit/(Loss) for the year		56,403	(138,678)
Other comprehensive income for the year (after taxation and reclassification adjustments):			
Exchange differences on translation of:			
- financial statements of foreign operations		(155)	(1,951)
- monetary items forming part of net investment in a foreign operation		(11)	(173)
Exchange differences realised on disposal of a jointly controlled entity	5	(273)	—
Exchange differences realised on disposal of an associate		895	—
		456	(2,124)
Total comprehensive income for the year		56,859	(140,802)
Attributable to:			
Equity shareholders of the Company		56,324	(140,870)
Minority interest		535	68
Total comprehensive income for the year		56,859	(140,802)

Balance sheets as at 31 December 2009

	Note	The Group 2009 HK$'000	The Group 2008 HK$'000	The Company 2009 HK$'000	The Company 2008 HK$'000
Non-current assets					
Plant and equipment		2,472	7,612	1,853	3,251
Intangible assets		103	3,651	—	—
Interests in subsidiaries		—	—	220,859	220,859
Interest in an associate	9	—	30,039	—	—
Deferred tax assets		12,814	12,940	—	—
Total non-current assets		15,389	54,242	222,712	224,110
Current assets					
Properties held for resale		—	11,609	—	—
Trading securities		95,340	59,856	89,140	53,956
Trade and other receivables	10	22,745	27,622	10,922	46,029
Current tax recoverable		395	163	—	—
Cash and cash equivalents		489,219	438,954	263,017	216,276
		607,699	538,204	363,079	316,261
Current liabilities					
Trade and other payables	11	(20,127)	(44,785)	(10,941)	(8,077)
Provision for taxation		(880)	(2,439)	(818)	(1,584)
		(21,007)	(47,224)	(11,759)	(9,661)
Net current assets		586,692	490,980	351,320	306,600
Total assets less current liabilities		602,081	545,222	574,032	530,710
NET ASSETS		**602,081**	**545,222**	**574,032**	**530,710**
CAPITAL AND RESERVES					
Share capital		382,450	382,450	382,450	382,450
Reserves		183,368	127,044	191,582	148,260
Total equity attributable to equity shareholders of the Company		**565,818**	**509,494**	**574,032**	**530,710**
Minority interests		36,263	35,728	—	—
TOTAL EQUITY		**602,081**	**545,222**	**574,032**	**530,710**

Notes: -

1. The annual result for the year ended 31 December 2009 has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes as set out below.

   The Hong Kong Institute of Certified Public Accountants (HKICPA) has issued one new Hong Kong Financial Reporting Standards ("HKFRS"), a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company.

   Of these, the following developments are relevant to the Group's financial statements:

   - HKFRS 8, *Operating segments*

   - HKAS 1 (revised 2007), *Presentation of financial statements*

   - Improvements to HKFRSs (2008)

   - Amendments to HKFRS 7, *Financial instruments: Disclosures — improving disclosures about financial instruments*

   - Amendments to HKAS 27, *Consolidated and separate financial statements — cost of an investment in a subsidiary, jointly controlled entity or associate*

   - HKAS 23 (revised 2007), *Borrowing costs*

   The amendments to HKAS 23 and HKAS 27 have no material impact on the Group's financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to HKFRS 7 do not contain any additional disclosure requirement specifically applicable to the final results announcement. The impact of the remainder of these developments on the final results announcement is as follows:

   - HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions' about operating matters. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management. Corresponding amounts have been provided on a basis consistent with the revised segment information.

   - As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

2. Included in reportable segment revenue are dividends and interest income amounting to HK$13.2 million (2008: HK$16.4 million). Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments for the year is set out below:

	Investment Holding		**Hospitality Related Services**		**Property Investment**		**Total continuing operations**		**Education (Discontinued)**		**Total**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	10,286	2,047	39,553	49,364	12,547	9,851	62,386	61,262	7,837	46,830	70,223	108,092
Interest income	2,146	13,125	734	1,152	4	—	2,884	14,277	5	110	2,889	14,387
Reportable segment revenue	**12,432**	**15,172**	**40,287**	**50,516**	**12,551**	**9,851**	**65,270**	**75,539**	**7,842**	**46,940**	**73,112**	**122,479**
Reportable segment profit/(loss)	49,612	(101,241)	1,619	9,154	730	3,493	51,961	(88,594)	(558)	(41,509)	51,403	(130,103)
Depreciation and amortisation	1,104	1,118	568	615	—	—	1,672	1,733	604	1,762	2,276	3,495
Impairment losses on												
- plant and equipment	—	—	—	—	—	—	—	—	—	902	—	902
- intangible assets	—	—	—	—	—	—	—	—	—	37,302	—	37,302
Unrealised (gains)/losses on trading securities	(30,549)	44,393	(1,771)	3,261	—	—	(32,320)	47,654	—	—	(32,320)	47,654
Unrealised foreign exchange (gains)/losses	(15,430)	59,421	—	—	—	—	(15,430)	59,421	—	(107)	(15,430)	59,314
Additions to non-current assets segment	12	20	140	500	—	—	152	520	187	5,573	339	6,093
Reportable segment assets	529,570	437,714	77,205	78,663	3,104	11,796	609,879	528,173	—	21,131	609,879	549,304
Reportable segment liabilities	6,423	6,533	13,644	17,478	60	32	20,127	24,043	—	20,742	20,127	44,785

(a) **Reconciliations of reportable segment profit or loss, assets and liabilities**

	Note	**2009** *HK$'000*	**2008** *HK$'000*
Profit			
Reportable segment profit/(loss)		51,403	(130,103)
Share of losses of an associate		(544)	(1,065)
Elimination of discontinued operations	5	558	41,509
Consolidated profit/(loss) before taxation from continuing operations		51,417	(89,659)
Assets			
Reportable segment assets		609,879	549,304
Interest in an associate		—	30,039
Deferred tax assets		12,814	12,940
Current tax recoverable		395	163
Consolidated total assets		623,088	592,446
Liabilities			
Reportable segment liabilities		20,127	44,785
Provision for taxation		880	2,439
Consolidated total liabilities		21,007	47,224

3. **Other net income/(losses)**

	2009 *HK$'000*	**2008** *HK$'000*
Net realised and unrealised foreign exchange gains/(losses)	15,452	(58,959)
Net realised and unrealised gains/(losses) on trading securities	32,376	(47,589)
Gain on disposal of investment in an associate	819	—
Gain on disposal of plant and equipment	216	—
Others	474	(428)
	49,337	(106,976)

4. **Income tax**

	2009	2008
	HK$'000	*HK$'000*
Current tax - Overseas		
Provision for the year	173	741
(Over)/Under-provision in respect of prior years	(179)	1,506
	(6)	2,247
Deferred tax		
Origination and reversal of temporary differences	(1,089)	47
Utilisation of deferred tax assets previously recognised	1,214	2,895
Reduction in tax rate	—	825
	125	3,767
Income tax expense from continuing operations	119	6,014
Income tax expense from discontinued operations	—	1,496
	119	7,510

The provision for Hong Kong Profits Tax is calculated at the rate of 16.5% (2008: 16.5%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries has been provided on estimated assessable profits at the rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands. The tax concession was renewed for a further period of twenty years from 2nd June 2009.

As at 31 December 2009, the Group has not recognised deferred tax assets in respect of tax losses of approximately HK$4.0 million (31 December 2008: HK$3.9 million) as it is not probable that there will be sufficient future taxable profits against which the Group can utilise the benefits. The tax losses do not expire under the current tax legislations.

5. **Discontinued Operations**

On 13 March 2009, the Group entered into an agreement to dispose of its 50% shareholding interest in MindChamps Holdings Pte. Limited ("MindChamps"), a jointly controlled entity for a total consideration of S$3.5 million (about HK$19.0 million). The disposal was completed on 23 March 2009. Accordingly, the Group no longer proportionately consolidates the financial results of MindChamps from that date. The comparative income statement has been re-presented to show the results of the discontinued operations separately from those of the continuing operations.

The total consideration of S$3.5 million (about HK$19.0 million) shall be settled by cash in the following manner:

(a) S$0.75 million (HK$3.84 million) paid on 23 March 2009;

(b) S$0.25 million (HK$1.33 million) by 5 equal monthly instalments of S$0.05 million (HK$0.27 million) each payable on or before the 4th business day of each month, with the first instalment paid in May 2009;

(c) The remaining S$2.5 million (about HK$13.8 million) in March 2011.

Pursuant to the agreement dated 13 March 2009, the Group had received a total of S$1.0 million (HK$5.17 million) during the year 2009.

Following a settlement arrangement in December 2009, the remaining balance of S$2.5 million (about HK$13.8 million), was received/will be received by the Group in the following manner:

(a) US$0.05 million (about HK$0.39 million) was received in December 2009;

(b) US$1.05 million (about HK$8.14 million) payable by 14 December 2010; and

(c) The remaining of about HK$5.27 million payable by March 2011.

The Group would record additional gains as and when the deferred consideration is received.

The results of the discontinued operations are set out below:

	2009	2008
	HK$'000	*HK$'000*
Turnover	7,842	46,940
Expenses	(8,400)	(88,449)
Loss before taxation	(558)	(41,509)
Income tax	—	(1,496)
Loss after taxation	(558)	(43,005)
Gain on disposal of discontinued operations	5,663	—
Profit/(Loss) from discontinued operations	5,105	(43,005)
Basic earnings/(losses) per share (cents)	1.33	(11.24)
Cash flows used in discontinued operations		
Operating activities	(3,592)	(4,650)
Investing activities	403	(5,573)
	(3,189)	(10,223)

The effect of the disposal on the assets and liabilities of the Group is as follows:

	2009
	HK$'000
Non current assets	(5,972)
Current assets	(8,715)
Current liabilities	15,480
Net identifiable assets and liabilities	793
Gain on disposal of discontinued operations	(5,663)
Realisation of exchange differences arising from the disposal of discontinued operation	273
Cash consideration received, satisfied in cash (net of expenses incurred) [1]	(4,597)
Cash disposed of	4,015
Net cash flows	(582)

[1] This represents the cash consideration received to-date of HK$5,561,000, net of expenses incurred of HK$964,000.

6. **Profit/(Loss) for the year is arrived at after charging/(crediting):**

	2009	2008
	HK$'000	*HK$'000*
Depreciation of plant and equipment	2,023	3,433
Amortisation of intangible assets	253	62
Dividends and interest income	(13,175)	(16,434)
Gain on disposal of investment in a jointly controlled entity	(5,663)	—
Gain on disposal of investment in an associate	(819)	—
Gain on disposal of plant and equipment	(216)	—
Impairment losses on		
- trade receivables	364	222
- plant and equipment	—	902
- intangible assets	—	37,302

7. **Dividends**

a) *Dividends payable to equity shareholders of the Company attributable to the year*

The Directors of the Company have resolved not to propose any final dividend for the year ended 31 December 2009 (2008: HK Nil cents).

No interim dividend was paid for the year ended 31 December 2009 (2008: HK Nil cents)

b) *Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year*

	2009	2008
	HK$'000	*HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of HK Nil cents per share (2008: HK3 cents per share)	—	11,494

8. Earnings/(Losses) per share

a) *Basic earnings/(losses) per share*

The calculation of basic earnings/(losses) per share is based on profit attributable to equity shareholders of the Company of HK$55.9 million (2008: Loss of HK$139.0 million) and on the weighted average number of ordinary shares of 382,449,524 (2008: 382,692,688) in issue during the year.

For the year ended 31 December 2009, earnings/(losses) per share for continuing and discontinued operations have been calculated using the profit relating to continuing operations of HK$50.8 million (2008: Loss of HK$96.0 million) and the profit relating to discontinued operations of HK$5.1 million (2008: Loss of HK$43.0 million).

b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the year.

9. Interest in an associate

	2009	2008
	HK$'000	*HK$'000*
Unlisted shares, at cost	—	—*
Share of net liabilities	—	(3,653)
Loan to associate	—	33,692
	—	30,039

* Less than HK$1,000.

In 2009, the Group has completed the sale of its 40% equity interest in Tune Hospitality Investment FZCO ("Tune") and shareholder loan to associate for a total consideration of US$4 million (about HK$31.0 million) which was received on 2 September 2009.

10. **Trade and other receivables**

Included in trade and other receivables are trade receivables (net of impairment losses) with the following ageing analysis:

	2009 *HK$'000*	**2008** *HK$'000*
Current or less than 1 month overdue	4,907	9,959
1 to 3 months overdue	1,576	5,111
3 to 12 months overdue	261	387
Total trade receivables, less impairment losses	6,744	15,457
Other receivables, deposits and prepayments	14,824	10,713
Amounts owing by affiliated companies	1,177	782
Amounts owing by other shareholder of jointly controlled entity	—	670
	22,745	27,622

Trade receivables are due within 30 days from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from its customers.

11. **Trade and other payables**

	2009 *HK$'000*	**2008** *HK$'000*
Due within 1 month or on demand	13,668	44,075
Due 1 to 3 months	3,142	110
Due 3 to 12 months	3,317	600
	20,127	44,785

MANAGEMENT DISCUSSION AND ANALYSIS

The Group recorded a net profit attributable to the equity shareholders of the Company of HK$55.9 million as compared with a net loss of HK$139.0 million in the previous year.

For year ended 31 December 2009, the profit is contributed mainly by the investment holding business segment with a pre-tax profit of HK$49.6 million as compared with a pre-tax loss of HK$101.2 million in the previous year. This segment recorded unrealised profit of HK$30.5 million as a result of the revaluation of the Group's trading securities to fair value as at 31 December 2009 as well as a net unrealised translation exchange gain of HK$15.4 million arising mainly from the Sterling Pound denominated trading security and cash deposit. The total amount of HK$45.9 million compares favourably to the total net unrealised losses of HK$103.8 million reported in the previous year.

The Group recorded higher dividend income amounting to HK$10.3 million as compared with HK$2.0 million in the previous year. However, with the decline in interest rates globally, interest income was lower at HK$2.9 million as compared with HK$14.4 million in the previous year.

The Group's Hospitality Related Services business segment recorded lower revenue and profit for the year under review. The continuing challenging economic environment has resulted in lower revenue of HK$39.6 million for the current year, down by HK$9.8 million, from HK$49.4 million in the previous year. This is mainly due to lower revenue contributed by Richfield Hospitality, Inc. ("Richfield"), the Group's hotel management arm. The current recession in the US economy has caused most of Richfield's managed hotels to record lower revenues and operating profits compared to the previous year, which in turn resulted in lower management fees.

During the year 2009, the Group rationalised that it would be more prudent to participate in investments where it can exercise greater management control in order to be able to respond more quickly to changes in the operating environment. Furthermore, the Group felt it would best maximise returns by exiting investments that performed below expectation and redeploying the capital to other higher-yielding investment opportunities. Accordingly, the Group disposed of the following investments:-

1. On 23 March 2009, the Group completed the sale of its 50% equity interest in MindChamps Holdings Pte. Limited ("MindChamps"). In view of the losses incurred in year 2008 as a result of the reduction in consumer discretionary spending caused by the economic recession and the uncertainty of the macroeconomic environment, the Group deemed that it would be prudent to divest its interest in this education-related venture. The Group recognised a profit of HK$5.1 million as compared with a loss of HK$43.0 million in the previous year. Following the sale, the Group no longer proportionately consolidates the financial results of MindChamps and the result has been reported as discontinued operations. As per the sale and purchase agreement between the Group and the buyer, payments by the buyer will continue until March 2011 when the total consideration is expected to be fully paid off.

2. In March and April 2009, the Group completed the sale of the remaining two units of residential properties in Singapore held for resale at a total revenue of HK$12.5 million as compared with revenue of HK$9.9 million on the sale of one unit in the previous year. Accordingly, a smaller pre-tax profit of HK$0.7 million was realised for the current year as compared with a pre-tax profit of HK$3.5 million recorded in the previous year.

3. On 2 September 2009, the Group completed the sale of its 40% equity interest in Tune Hospitality Investments FZCO for a total consideration of US$4 million (about HK$31.0 million) and recorded a disposal gain of HK$0.8 million for the year under review. The delay in the development of the acquired land sites due to the economic slowdown had negatively impacted the expected returns of this investment.

Basic earnings per share for the year under review amounted to HK$14.61 cents, calculated on the weighted average number of 382,449,524 ordinary shares in issue during the year. The Group's Net Tangible Assets per share increased to HK$1.48 as at 31 December 2009, up from HK$1.32 as at 31 December 2008. The Board is not proposing a final dividend for the year under review.

PROSPECTS

Business conditions continue to remain challenging in the coming year and Management will adopt a cost-conscious approach towards managing its current business. The Group continues to hold some trading securities while its cash reserves are in a basket of currencies. From time to time, there could be continued adjustments attributable to unrealised gains or losses arising from the fair value readjustments of the Group's trading securities and unrealised gains or losses on revaluation of foreign currency cash deposits.

As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive valuations. The Group still has significant cash reserves to capitalise on any such price dislocation that may arise in the current environment.

DIVIDENDS

The directors of the Company have resolved not to propose any final dividend for the year ended 31 December 2009 (2008: HK Nil cents). No interim dividend was paid for the year ended 31 December 2009 (2008: HK Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2009.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

Under the code provision E.1.2, the Chairman of the board should attend the annual general meeting. However, in the annual general meeting held on 22 April 2009, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr. Gan Khai Choon to chair the meeting on his behalf.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2009.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 21 April 2010.

In order to qualify for attending the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on 16 April 2010, as the register of members of the Company will be closed from 19 — 21 April 2010, both dates inclusive.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 23 February 2010

As at the date of this announcement, the Board is comprised of 8 directors, of which 4 are executive directors, namely Mr. Kwek Leng Beng, Mr. Kwek Leng Joo, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is a non-executive director, namely Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twenty-first Annual General Meeting of the Company will be held at Garden Room A, 2/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Wednesday, 21 April 2010 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2009.

2. To re-elect the following retiring directors of the Company and to fix the directors' remuneration:

   (a) Dr. Lo Ka Shui as an independent non-executive director;

   (b) Mr. Chan Bernard Charnwut as a non-executive director; and

   (c) Mr. Teoh Teik Kee as an independent non-executive director.

3. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without modifications, the following resolutions as ordinary resolutions of the Company:

4. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** subject to the passing of resolutions numbered 4 and 5 set out in the notice convening this meeting, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 5 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 4 set out in the notice convening this meeting."

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 17 March 2010

Principal office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Notes:

(1) The register of members of the Company will be closed from 19 April 2010 to 21 April 2010, both days inclusive, during which no transfer of shares will be registered. In order to qualify for attending the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 16 April 2010.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the Meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

As at the date of this announcement, the Board is comprised of 8 directors, of which 4 are executive directors, namely Mr. Kwek Leng Beng, Mr. Kwek Leng Joo, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is a non-executive director, namely Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Ref. File No: 82-3667

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **City e-Solutions Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 5 of this circular.

A notice convening the annual general meeting of City e-Solutions Limited to be held on Wednesday, 21 April 2010 at Garden Room A, 2/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong at 10:00 a.m. is set out on pages 12 to 15 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

17 March 2010

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at Garden Room A, 2/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Wednesday, 21 April 2010 at 10:00 a.m., notice of which is set out on pages 12 to 15 of this circular
"associate"	has the meaning ascribed to it by the Listing Rules
"Board"	the board of Directors
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it by the Listing Rules
"Directors"	the directors of the Company
"General Mandates"	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the mandate to allot and issue Shares as set out in the Notice of AGM
"Latest Practicable Date"	12 March 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Notice of AGM"	the notice convening the AGM as set out at the end of this circular
"Proposals"	the proposals involving the granting of the General Mandates and the re-election of the retiring Directors

"Repurchase Mandate"	the mandate to repurchase Shares as set out in the Notice of AGM, in respect of which an explanatory statement is set out in Appendix I to this circular
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning ascribed to such term in the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Directors:
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Kwek Leng Joo
Mr. Gan Khai Choon
Mr. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

Principal office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

17 March 2010

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

Introduction

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to the granting of the General Mandates and the re-election of the retiring Directors. The Notice of AGM is set out on pages 12 to 15 of this circular for approving the same.

Issue Mandate

At the AGM, an ordinary resolution will be proposed to approve the granting of a fresh general mandate to the Directors to exercise the powers of the Company to allot and issue new Shares in the share capital of the Company up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 382,449,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 20% will represent 76,489,904 Shares.

In addition, a further ordinary resolution will be proposed at the AGM to extend the authority to issue Shares under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

Repurchase Mandate

Furthermore, at the AGM, an ordinary resolution will be proposed to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 382,449,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 10% will represent 38,244,952 Shares.

An explanatory statement, as required by the Listing Rules to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own Shares, is set out in Appendix I to this circular.

Re-election of Directors

To ensure full compliance with the Code on Corporate Governance Practices ("CG Code") set out in Appendix 14 to the Listing Rules, the following Directors, namely, Dr. Lo Ka Shui, Mr. Chan Bernard Charnwut and Mr. Teoh Teik Kee, will retire from office at the AGM and, being eligible, will offer themselves for re-election for a further term of three years. Their retirement also satisfies the rotation requirement set out in article 116 of the articles of association of the Company. Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II to this circular.

Pursuant to paragraph A.4.3 of the CG Code, any further appointment of an independent non-executive director in excess of nine years should be subject to a separate resolution to be approved by shareholders. Dr. Lo Ka Shui ("Dr. Lo") was appointed as an independent non-executive Director in 1989 and has served on the Board for more than nine years. In accordance with article 116 of the Company's articles of association, Dr. Lo should retire at the AGM. Nevertheless, the Board recommends the Shareholders to vote in favour of the resolution to re-elect Dr. Lo as an independent non-executive Director for a further term of three years because Dr. Lo has more than 30 years of experience in property and hotel development, investment and management, both in Hong Kong and overseas and he has always made valuable contribution to the Company by providing his balanced and objective views to the Board. Dr. Lo has never held any executive or management position in the

Group nor has he throughout such period been under the employment of any member of the Group. There is no evidence that the independence of Dr. Lo, especially in terms of exercising independent judgment and objective challenges to the management, has been or will be in any way compromised or affected by his length of service to the Board. Besides, Dr. Lo has also provided an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Board therefore recommend the re-election of Dr. Lo as an independent non-executive director for a further term at the AGM.

AGM

The Notice of AGM is set out on pages 12 to 15 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish but the authority of your proxy will be deemed to have been revoked.

In accordance with Rule 13.39(4) of the Listing Rules, all votes of the Shareholders to be taken at the AGM shall be taken by poll.

Recommendation

The Directors consider that the Proposals are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of the resolutions to be proposed at the AGM in relation to the Proposals.

Yours faithfully,
For and on behalf of the Board
Kwek Leng Beng
Chairman and Managing Director

This Appendix serves as the explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide the Shareholders with all the information necessary for their consideration of the Repurchase Mandate.

Share capital

As at the Latest Practicable Date, the issued share capital of the Company was HK$382,449,524 comprising 382,449,524 Shares. Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, could accordingly result in up to 38,244,952 Shares being repurchased by the Company. The Repurchase Mandate shall, unless revoked or varied by the Company in general meeting, take effect upon approval by the Shareholders until the next annual general meeting of the Company.

Reasons for repurchase

The Directors consider that the Repurchase Mandate will provide the Company with such flexibility to make repurchase of its own Shares as and when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per Share. The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 December 2009, in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

Funding of repurchase

Repurchases must be funded out of funds legally available for such purchase in accordance with the applicable laws of the Cayman Islands and the memorandum and articles of association of the Company.

The Companies Law provides, inter alia, that shares may only be purchased out of the profits of a company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, in the manner provided for therein, out of capital.

Directors, their associates and connected persons

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has a present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

Undertaking of the Directors

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of the Cayman Islands, and in accordance with the regulations set out in the memorandum and articles of association of the Company.

Effect of the Takeovers Code

A repurchase of securities by the Company may result in an increase in the proportionate interests of a Shareholder in the voting rights of the Company, which will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date and to the best of the knowledge and belief of the Directors based on the register kept by the Company under Section 336 of the SFO, Hong Leong Investment Holdings Pte. Ltd., together with parties acting in concert with it, held, directly or indirectly, an aggregate of 230,866,817 Shares, representing about 60.37% of the existing issued share capital of the Company. Upon full exercise of the Repurchase Mandate and assuming that no further Shares are issued or repurchased prior to the date of the AGM, their aggregate shareholding would be increased to about 67.07%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors are not aware of any Shareholder, or a group of Shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power to repurchase Shares pursuant to the Repurchase Mandate.

Share prices

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2009		
March	0.455	0.380
April	0.435	0.350
May	0.500	0.350
June	0.590	0.450
July	0.700	0.500
August	0.700	0.600
September	0.690	0.560
October	0.700	0.570
November	0.850	0.670
December	0.850	0.760
2010		
January	0.890	0.780
February	0.960	0.800
March (up to the Latest Practicable Date)	0.860	0.810

Share repurchases made by the Company

The Company has not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six (6) months preceding the Latest Practicable Date.

The biographical and other details of the retiring Directors standing for re-election at the AGM as required by the Listing Rules are set out below:

Dr. Lo Ka Shui, aged 63
Independent Non-executive Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. In 2005, he was appointed Chairman of the Nomination Committee of the Company. He graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in Internal Medicine and Cardiology. He has more than 30 years' experience in property and hotel development and investment both in Hong Kong and overseas. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the Non-executive Director and Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited, Melco International Development Limited and Winsor Properties Holdings Limited, all of which are public companies listed on the Stock Exchange. He was also a director of TOM Online Inc. which was delisted from the Stock Exchange on 3 September 2007. Besides, Dr. Lo is a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Board Member of the Airport Authority and the Chairman of The Chamber of Hong Kong Listed Companies. Save as disclosed above, Dr. Lo did not hold any other directorships in listed public companies in the last three years.

Dr. Lo does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Lo did not have any interest in the Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Dr. Lo. If re-elected, Dr. Lo will be appointed for a specific term of three years and his emoluments will be determined by the Remuneration Committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Dr. Lo for the year ended 31 December 2009 was HK$100,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

Mr. Chan Bernard Charnwut, aged 45
Non-executive Director

Mr. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. Previously an independent non-executive Director of the Company, he was re-designated as a non-executive director of the Company with effect from 30 September 2004. In 2005, he was appointed a member of the Nomination Committee of the Company. Mr. Chan is a deputy to the National People's Congress and a former member of both Hong Kong's Executive and Legislative Councils. A graduate of Pomona College in California, he is the President of Asia Insurance Co. Ltd. He sits on a number of bodies, including the Chairman of the

Lingnan University, the Council for Sustainable Development, the Advisory Committee on Revitalisation of Historic Buildings, the Antiquities Advisory Board, the Hong Kong Council of Social Service and the Deputy Chairman of the Oxfam Hong Kong. He is also the chairman of the Hong Kong-Thailand Business Council and an advisor to Bangkok Bank, Hong Kong Branch.

Mr. Chan is also an executive director and the President of Asia Financial Holdings Limited, a non-executive director of New Heritage Holdings Ltd. and an independent non-executive director of Yau Lee Holdings Limited, Chen Hsong Holdings Limited, Kingboard Laminates Holdings Limited and China Resources Enterprise, Limited, all of which are public companies listed on the Stock Exchange. He was also an independent non-executive director of Peaktop International Holdings Limited (now known as Beijing Properties (Holdings) Limited) and Pioneer Global Holdings Limited but had resigned with effect from 30 May 2007 and 1 April 2007 respectively. Save as disclosed above, Mr. Chan did not hold any other directorships in listed public companies in the last three years.

Besides, Mr. Chan also does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chan had personal interests in 53,850 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Chan. If re-elected, Mr. Chan will be appointed for a specific term of three years and his emoluments will be determined by the Remuneration Committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Chan for the year ended 31 December 2009 was HK$194,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

Mr. Teoh Teik Kee, aged 50
Independent Non-executive Director

Mr. Teoh was appointed an independent non-executive Director and a member of the Audit Committee of the Company on 30 September 2004. He has been appointed as Chairman of the Audit Committee of the Company on 22 April 2009. In 2005, he was appointed Chairman of the Remuneration Committee and a member of the Nomination Committee of the Company. Mr. Teoh was an executive director of ecoWise Holdings Limited and retired on 26 February 2010 and is an independent director of Luzhou Bio-Chem Technology Limited and Great Group Holdings Limited, all of which are Singapore-listed public companies. Save as disclosed above, Mr. Teoh did not hold any other directorships in listed public companies in the last three years.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales.

Mr. Teoh does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Teoh did not have any interest in the Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Teoh. If re-elected, Mr. Teoh will be appointed for a specific term of three years and his emoluments will be determined by the Remuneration Committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Teoh for the year ended 31 December 2009 was HK$259,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

The Board confirms that save as disclosed above, there is no other information relating to any of Dr. Lo Ka Shui or Mr. Chan Bernard Charnwut or Mr. Teoh Teik Kee which needs to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules. Further, there are no other matters which need to be brought to the attention of the Shareholders.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twenty-first Annual General Meeting of the Company will be held at Garden Room A, 2/F, Hotel Nikko Hong Kong, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Wednesday, 21 April 2010 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2009.

2. To re-elect the following retiring directors of the Company and to fix the directors' remuneration:

   (a) Dr. Lo Ka Shui as an independent non-executive director;

   (b) Mr. Chan Bernard Charnwut as a non-executive director; and

   (c) Mr. Teoh Teik Kee as an independent non-executive director.

3. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without modifications, the following resolutions as ordinary resolutions of the Company:

4. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** subject to the passing of resolutions numbered 4 and 5 set out in the notice convening this meeting, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 5 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 4 set out in the notice convening this meeting."

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 17 March 2010

Principal office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Notes:

(1) The register of members of the Company will be closed from 19 April 2010 to 21 April 2010, both days inclusive, during which no transfer of shares will be registered. In order to qualify for attending the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 16 April 2010.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the Meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

此乃要件　請即處理

閣下如對本通函各方面或對應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有City e-Solutions Limited之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。


ces.

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

涉及
授予發行及購回股份之一般性授權
及
重選董事
及
股東週年大會通告
之建議

City e-Solutions Limited之董事會函件載於本通函第3頁至第5頁。

City e-Solutions Limited謹訂於二零一零年四月二十一日(星期三)上午十時正假座香港九龍尖沙咀東部麼地道七十二號日航酒店花園廳A舉行股東週年大會，大會通告載於本通函第12頁至第15頁。

無論　閣下能否親身出席大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於大會或其任何續會指定舉行時間前48小時交回。

填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票。

二零一零年三月十七日

目　　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零一零年四月二十一日(星期三)上午十時正假座香港九龍尖沙咀東部麼地道七十二號日航酒店花園廳A舉行之股東週年大會，大會通告載於本通函第12頁至第15頁
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司法」	指	開曼群島公司法第22章(一九六一年法例3，經綜合及修訂)
「本公司」	指	City e-Solutions Limited，一家於開曼群島註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司董事
「一般性授權」	指	股東週年大會通告所載將於股東週年大會上尋求批准之發行授權及購回授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	股東週年大會通告所載有關配發及發行股份之授權
「最後實際可行日期」	指	二零一零年三月十二日，即本通函付印前確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股東週年大會通告」	指	本通函最後部分所載有關召開股東週年大會之通告
「建議」	指	涉及授予一般性授權及重選退任董事之建議

「購回授權」	指	股東週年大會通告所載之購回股份授權，詳情載於本通函附錄一之說明函件
「證券及期貨條例」	指	香港法律第571章證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比



City e-Solutions Limited

（於開曼群島註冊成立之有限公司）

（股份代號：557）

董事：
郭令明先生（主席兼董事總經理）
郭令裕先生
顏溪俊先生
陳智思先生*
葉偉霖先生

獨立董事：
羅嘉瑞醫生*
李積善先生*
張德麒先生*

*非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

涉及
授予發行及購回股份之一般性授權
及
重選董事
及
股東週年大會通告
之建議

緒言

本通函旨在向　閣下提供有關將於股東週年大會上提呈之決議案之資料。該等決議案包括授予一般性授權及重選退任董事。股東週年大會通告已載於本通函第12頁至第15頁，以批准上述決議案。

發行授權

於股東週年大會上，將提呈一項普通決議案，批准授予董事新一般性授權，以行使本公司權力配發及發行新股，最多為於決議案通過當日本公司已發行股本面值總額之20%。於最後實際可行日期，已發行股份合共為382,449,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該20%將相當於76,489,904股股份。

此外，將於股東週年大會上提呈另一項普通決議案，藉着加上相當於根據購回授權所購回之股份數目，擴大根據發行授權發行股份之授權。

購回授權

此外，於股東週年大會上，將提呈一項普通決議案，批准授予董事購回授權，以行使本公司權力購回股份，最多為於決議案通過當日本公司已發行股本面值總額之10%。於最後實際可行日期，已發行股份合共為382,449,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該10%將相當於38,244,952股股份。

如上市規則所規定，本通函附錄一已載有一份說明函件，向股東提供一切合理必要之資料，以便股東於投票贊成或反對批准本公司購買其本身股份之決議案時作出知情決定。

重選董事

為確保完全遵守上市規則附錄14所載的企業管治常規守則(「企業管治守則」)，以下董事，包括羅嘉瑞醫生、陳智思先生及張德麒先生將於股東週年大會上退任，彼等均符合資格並願意膺選連任，任期為三年。彼等之退任亦符合本公司章程細則第116條之輪值告退規定。有關建議於股東週年大會上重選之董事之詳情，已載於本通函附錄二。

根據上市規則附錄14載列之企業管治守則第A.4.3段，已出任獨立非執行董事超過九年的人士獲進一步委任須獲股東另行通過決議案批准。羅嘉瑞醫生(「羅醫生」)於一九八九年獲委任為獨立非執行董事，已於董事會擔任董事超過九年。根據本公司章程細則第116條，羅醫生須於股東週年大會上退任。然而，董事會建議股東投票贊成重選羅醫生為獨立非執行董事，任期為三年之決議案，此乃由於羅醫生於香港及海外之物業及酒店發展、投資及管理擁有超過30年經驗，而彼一直向董事會提供平衡且客觀意見，對本公司帶來寶貴貢獻。羅醫生從未於本集團出任任何高級行政人員或管理層職務，在有關期間亦未曾受聘於

本集團任何成員公司。概無證據顯示羅醫生之獨立性，尤其是作出獨立判斷及向管理人員作出客觀意見方面，已在或將在任何方面妥協或已受到或將受到其於董事會服務年期之影響。此外，羅醫生亦已根據上市規則第3.13條提供年度獨立性確認函。因此，董事會建議羅醫生應於股東週年大會上膺選連任為獨立非執行董事。

股東週年大會

股東週年大會通告已載於本通函第12頁至第15頁。無論　閣下能否親身出席股東週年大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於股東週年大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票，惟　閣下委任代表之授權將被視為已撤銷。

根據上市規則第13.39(4)條，所有股東在股東週年大會上均採取投票方式表決。

推薦意見

董事認為，該等建議乃符合本公司及股東之整體利益。因此，董事建議　閣下於股東週年大會上投票贊成有關該等建議所提呈之決議案。

此致

列位股東　台照

代表董事會
主席兼董事總經理
郭令明
謹啟

二零一零年三月十七日

本附錄乃作為上市規則第10.06(1)(b)條所規定之說明函件，以為股東提供其審議購回授權所需之所有資料。

股本

於最後實際可行日期，本公司之已發行股本為382,449,524港元，由382,449,524股股份組成。在於股東週年大會舉行日期前並無發行或購回其他股份之基礎下，全數行使購回授權可導致本公司購回最多38,244,952股股份。除非本公司於股東大會撤銷或修訂購回授權，購回授權將於經股東批准後起生效，直至本公司下屆股東週年大會為止。

購回之原因

董事認為購回授權可為本公司帶來靈活性，可於適當時候購回其本身股份，故對本公司有利。購回股份可提高本公司資產淨值及／或每股盈利。董事認為，與本公司截至二零零九年十二月三十一日止年度最新刊發之經審核賬目所披露之財務狀況比較，若於建議購回期間全數進行建議購回，本公司之營運資金及負債水平將不會有重大不利影響。若購回會對本公司營運資金或負債比率有重大不利影響，則本公司不會進行購回。

購回之資金來源

在購回證券時，公司只能動用按照開曼群島之適用法例及本公司之公司組織章程大綱及細則可合法作此用途之資金。

公司法只准許購回股份以公司之溢利或新股發行之所得款項(用以作購回之用)支付、或根據公司法之條文以資本支付。

董事、彼等之聯繫人及關連人士

各董事及(各董事經作出合理查詢後，就其所深知)其各自之任何聯繫人目前無意在購回授權獲股東批准後，出售股份予本公司。

本公司各關連人士並無告知本公司彼現時有意在本公司獲授權購回股份後，出售股份予本公司或承諾不會出售彼所持有之任何股份予本公司。

董事承諾

董事已向聯交所承諾，會根據提呈之決議案，並按照上市規則及開曼群島所有適用法例，及按照本公司之公司組織章程大綱及細則所載規定行使本公司權力進行購回。

收購守則之影響

本公司購回證券可能會導致某一股東於本公司投票權中所佔之權益比例有所提高，就收購守則而言，因而將被視作一項收購。因此，某一股東或一致行動之股東可取得或鞏固本公司之控制權及有責任按照收購守則第26條提出強制收購建議。於最後實際可行日期，就董事所知及所信，根據本公司按照證券及期貨條例第336條所存置之登記冊所記錄，Hong Leong Investment Holdings Pte. Ltd.及其一致行動人士直接或間接持有合共230,866,817股股份，佔本公司現有已發行股本約60.37%。於悉數行使購回授權時並假設股東週年大會舉行日期前概無另行發行或購回股份，則彼等之持股量合共增加至約67.07%。有關增加並無導致須根據收購守則第26條提出強制收購建議之責任。董事並不知悉倘董事根據購回授權行使權力購回股份，有任何股東或一批一致行動之股東可能導致須根據收購守則第26條提出強制收購建議之責任。

股價

於最後實際可行日期前之過往12個月各月，股份於聯交所買賣之最高及最低價格如下：

	每股股份	
	最高	最低
	港元	港元
二零零九年		
三月	0.455	0.380
四月	0.435	0.350
五月	0.500	0.350
六月	0.590	0.450
七月	0.700	0.500
八月	0.700	0.600
九月	0.690	0.560
十月	0.700	0.570
十一月	0.850	0.670
十二月	0.850	0.760
二零一零年		
一月	0.890	0.780
二月	0.960	0.800
三月(直至最後實際可行日期)	0.860	0.810

本公司作出之股份購回

於最後實際可行日期前六(6)個月，本公司並無購回任何股份(不論在聯交所或其他證券交易所)。

按照上市規則之規定於股東週年大會上重選之退任董事之個人履歷及其他詳情載列如下：

羅嘉瑞醫生，63歲
獨立非執行董事

羅嘉瑞醫生自一九八九年起獲委加入本公司之董事會。於二零零五年，他獲委任為本公司提名委員會主席。羅醫生畢業於麥基爾大學，擁有理學士學位，亦於康奈爾大學畢業，擁有醫學博士學位，乃內科及心臟專科醫生。他於香港及海外物業及酒店之發展與投資方面累積逾30年經驗，亦為鷹君集團有限公司主席兼董事總經理、Eagle Asset Management (CP) Limited (公眾上市公司冠君產業信託之管理人) 之非執行董事及主席，以及香港上海滙豐銀行有限公司非執行董事、上海實業控股有限公司、鳳凰衛視控股有限公司、中國移動有限公司、新濠國際發展有限公司及南聯地產控股有限公司 (全部均於聯交所上市) 之獨立非執行董事。彼亦曾為TOM在線有限公司 (已於二零零七年九月三日在聯交所除牌) 之董事。此外，羅醫生現為香港地產建設商會副主席、香港經濟研究中心受託人、機場管理局成員及香港上市公司商會主席。除上述披露者外，羅醫生於過去三年內並無於公眾上市公司擔任任何其他董事職務。

羅醫生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，羅醫生並無擁有任何權益 (具有證券及期貨條例第XV部所賦予之涵義)。

本公司與羅醫生並無訂立任何服務協議。羅醫生如獲重選，將按三年特定年期委任，酬金將由本公司薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零九年十二月三十一日止年度，羅醫生已收取之董事袍金為100,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

陳智思先生，45歲
非執行董事

陳智思先生自一九八九年起擔任本公司之董事。於二零零零年一月十八日獲委任為審核委員會成員。他曾出任本公司之獨立非執行董事，並再任命為本公司之非執行董事，自二零零四年九月三十日起生效。於二零零五年，他獲委任為本公司提名委員會成員。陳先生為全國人大代表，曾任香港行政立法會議員。彼畢業於加州波莫納學院，現任亞洲保險有限公司總裁。陳先生於多間機構任職，包括嶺南大學、可持續發展委員會、活化歷史建築諮詢委員會、古物諮詢委員會及香港社會服務聯會主席及香港樂施會副主席。彼亦為港泰商會主席及曼谷銀行香港分行顧問。

陳先生亦為亞洲金融集團有限公司之執行董事兼總裁、新澤控股有限公司之非執行董事，以及有利集團有限公司、震雄集團有限公司、建滔積層板控股有限公司、華潤創業有限公司之獨立非執行董事，以上公司均為香港聯合交易所有限公司之上市公眾公司。彼亦曾為元昇國際集團有限公司(現稱北京建設(控股)有限公司)及建生國際集團有限公司之獨立非執行董事，但已分別於二零零七年五月三十日及二零零七年四月一日辭職。除上述披露者外，陳先生於過去三年內並無於公眾上市公司擔任任何其他董事職務。

此外，陳先生亦與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，陳先生於53,850股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與陳先生並無訂立任何服務協議。陳先生如獲重選，將按三年特定年期委任，酬金將由本公司薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零九年十二月三十一日止年度，陳先生已收取之董事袍金為194,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

張德麒先生，50歲
獨立非執行董事

張德麒先生於二零零四年九月三十日獲委任為獨立非執行董事兼本公司審核委員會成員，彼於二零零九年四月二十二日獲委任為審核委員會主席。於二零零五年，彼獲委任為本公司薪酬委員會主席兼提名委員會成員。張先生曾為ecoWise Holdings Limited之執行董事，於二零一零年二月二十六日退休現為魯洲生物科技有限公司及Great Group Holdings Limited之獨立董事。該三家公司均為於新加坡上市之公眾公司。除上述披露者外，張先生於過去三年內並無於公眾上市公司擔任任何其他董事職務。

張先生獲培訓成為特許會計師，由一九八六年至一九九零年於倫敦KPMG Peat Marwick McLintock及新加坡PricewaterhouseCoopers工作。張先生在星展銀行集團工作時，於投資銀行及企業財務顧問服務方面累積豐富經驗。

張先生畢業於英格蘭阿斯頓大學，獲頒管理及行政研究理學士(榮譽)學位。彼為英格蘭及威爾斯特許會計師公會成員。

張先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，張先生並無擁有任何權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與張先生並無訂立任何服務協議。張先生如獲重選，將按三年特定年期委任，酬金將由本公司薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零九年十二月三十一日止年度，張先生已收取之董事袍金為259,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

董事會確認，除上文所披露者外，概無有關羅嘉瑞醫生或陳智思先生或張德麒先生之其他資料須根據上市規則第13.51(2)條(h)至(v)段之任何規定作出披露。此外，概無其他事宜需提呈股東注意。



City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

股 東 週 年 大 會 通 告

茲通知本公司謹定於二零一零年四月二十一日(星期三)上午十時正在香港九龍尖沙咀東部麼地道七十二號日航酒店花園廳A召開第二十一屆股東週年大會，以便處理下列事項：

作為普通事項

1. 省覽及審議截至二零零九年十二月三十一日止年度本公司及其附屬公司之經審核綜合財務報表及董事會報告與核數師報告。

2. 重選下列本公司退任董事及釐定董事酬金：

   (a) 羅嘉瑞醫生為獨立非執行董事；

   (b) 陳智思先生為非執行董事；及

   (c) 張德麒先生為獨立非執行董事。

3. 委任下年度之核數師及授權董事釐定其酬金。

作為特別事項

審議及酌情通過(無論有否修訂)下列決議案為本公司之普通決議案：

4. 「**動議**：

   (a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或授予可能需行使該等權力之建議、協議及購股權；

(b) 上文(a)段之批准授權董事於有關期間內作出或授予於有關期間結束後配發股份所需要或可能需要之建議、協議及購股權；

(c) 董事根據上文第(a)段之批准配發或同意有條件或無條件配發（不論根據購股權與否）之股本總面值（不包括因配售新股（定義見下文）或因本公司購股權計劃下之購股權獲行使而發行之股份或根據本公司之章程細則配發以代替全部或部份股息之任何股份）不得超過於本決議案獲通過當日本公司已發行股本總面值之20%，而上文之批准亦以此為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下列三項中之最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼群島任何適用法例規定須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。

「配售新股」乃指在董事指定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按彼等當時之持股比例，提呈發售股份（惟董事可就零碎股權或香港以外任何地區之法例中之法律或實際問題或任何認可監管機關或任何證券交易所之規定後，作出其認為必要或權宜之豁免或其他安排）。」

5. 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，依據及按照所有適用法例及香港聯合交易所有限公司證券上市規則一切適用法律及規定購回本身股份；

(b) 本公司根據上文第(a)段之批准於有關期間內可能購回之股本總面值不得超過本決議案獲通過當日本公司已發行股本總面值之10%，而上文之批准亦以此為限；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過當日至下列三項中之最早日期之期間；

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼群島任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。」

6. 「**動議**待召開大會通告之第4及第5項決議案獲通過後，將根據召開大會通告之第5項決議案所述授予本公司董事（「董事」）授權將由本公司購回之股份總面值，加入董事根據召開大會通告之第4項決議案可配發或同意配發之股本總面值上。」

承董事會命
主席兼董事總經理
郭令明

香港，二零一零年三月十七日

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

附註：

(1) 本公司定於二零一零年四月十九日至二零一零年四月二十一日(包括首尾兩天)期間暫停辦理本公司股份過戶登記手續。為合資格出席大會，則須於二零一零年四月十六日下午四時正前將所有股份過戶文件連同有關股票，送達本公司之股份登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室。

(2) 凡有權出席大會及投票之任何本公司股東，均有權委任一位或超過一位代表代其出席，並代其投票。受委代表毋須為本公司股東。

(3) 倘若委任人為一公司，則代表委任表格必須蓋上公司印鑑或經由公司負責人或獲正式授權之人士代該公司親筆簽署。

(4) 倘為本公司任何股份之聯名登記持有人，任何一位該等聯名持有人均可就該股份親自或委派受委代表於大會上投票，猶如其為唯一有權投票者，惟如有一位以上之聯名持有人親自或委派代表出席大會，則唯獨本公司股東名冊內就該股份排名最前之出席者，方有權就有關股份投票。

(5) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間48小時前交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，方為有效。股東填妥及交回代表委任表格後，屆時仍可親身出席大會及於會上投票，在該情況下，受委代表之委任文據將被視為撤銷論。